As Filed with the Securities and Exchange Commission on October 30, 2002
Registration No. 333-100470

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OLD DOMINION FREIGHT LINE, INC.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	56-0751714 (I.R.S. Employer Identification Number)

500 Old Dominion Way
Thomasville, North Carolina 27360
(336) 889-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Earl E. Congdon
Chairman of the Board and
Chief Executive Officer
Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, North Carolina 27360
(336) 889-5000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Garza Baldwin, III Womble Carlyle Sandridge & Rice, PLLC One Wachovia Center, Suite 3300 301 South College Street Charlotte, North Carolina 28202-6025 (704) 331-4900 (704) 331-4955 (Fax)	Winthrop B. Conrad, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4890 (212) 450-3890 (Fax)

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering:  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Filed Pursuant to Rule 424(a)
Registration No. 333-100470

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                                 , 2002

3,045,000 Shares

Common Stock

We are selling 1,949,124 shares of common stock, and Old Dominion Truck Leasing, Inc., the selling shareholder, is selling 1,095,876 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholder.

Our common stock is listed on the Nasdaq National Market under the symbol “ODFL.” The last reported sale price on October 29, 2002 was $22.19 per share.

The underwriters have an option to purchase a maximum of 455,000 additional shares from us to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds To Us	Proceeds to the Selling Shareholder
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                 , 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

BB&T Capital Markets

Legg Mason Wood Walker
Incorporated

The date of this prospectus is                 , 2002.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. It may not contain all of the information that may be important to you in deciding whether to invest in the common stock. You should read the entire prospectus, including the “Risk Factors” and the Consolidated Financial Statements and related Notes included in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised. Unless the context requires otherwise, references in this prospectus to the “company,” “Old Dominion,” “we,” “us,” and “our” refer to Old Dominion Freight Line, Inc. “Leasing” and the “selling shareholder” mean Old Dominion Truck Leasing, Inc.

Our Company

We are a leading less-than-truckload multi-regional motor carrier providing timely one to four day service among five regions in the United States and next-day and second-day service within these regions. Through our non-union workforce and 117 strategically located service centers, we provide direct service to 38 states within the Southeast, South Central, Northeast, Midwest and West regions of the country, including 24 states in which we provide full-state coverage. In addition, through marketing and carrier relationships, we provide service to and from the remaining 12 states, as well as Canada, Mexico and Puerto Rico. Our infrastructure and operating strategy enable us to provide our customers a combination of the rapid transit times of a regional carrier and the geographic coverage of an inter-regional carrier.

We have grown substantially over the last several years through strategic acquisitions and internal growth. Prior to 1995, we provided inter-regional service to major metropolitan areas from, and regional service within, the Southeast region of the United States. Since 1995, we have expanded our infrastructure to provide next-day and second-day service within four additional regions as well as expanded inter-regional service among those regions. During this period, we increased our number of service centers from 53 to 117 and our states directly served from 21 to 38. We believe that our present infrastructure will enable us to increase the volume of freight moving through our network, or our density, and thereby grow our profits.

We are committed to providing our customers with high quality service products. We are continually upgrading our technological capabilities to improve our customer service, reduce our transit times and minimize our operating costs. In addition to our core less-than-truckload, or LTL, services, we provide premium expedited services, including guaranteed on-time delivery, time-specific delivery and next-day air delivery. We also provide assembly and distribution services in which we either consolidate LTL shipments for full truckload transport by a truckload carrier or break down full truckload shipments from a truckload carrier into LTL shipments for our delivery. In September 2002, we introduced our newest service, OD Air Express, which provides linehaul service among 51 airport locations nationwide.

For the trailing twelve month period ended September 30, 2002, our revenue and operating income were
$541.2 million and $33.7 million, respectively, reflecting a ratio of total operating expenses to total revenues for the period, or operating ratio, of 93.8%. Our revenue and operating income for the nine months ended September 30, 2002 improved by 10.3% and 52.8%, respectively, over the nine months ended September 30, 2001.

Our Industry

The trucking industry is comprised principally of two types of motor carriers: truckload and LTL. Truckload carriers dedicate an entire trailer to one customer from origin to destination. LTL carriers pick up multiple shipments from multiple customers on a single truck and then route the goods through terminals, or service centers, where freight may be transferred to other trucks with similar destinations for delivery.

In contrast to truckload carriers, LTL carriers require expansive networks of local pickup and delivery service centers, as well as larger hub facilities. Significant capital is required of LTL motor carriers to create and maintain a network of service centers and a fleet of tractors and trailers. The substantial infrastructure spending needed for LTL carriers makes it difficult for new start-up or small operations to effectively compete with established companies.

In 2001, the trucking industry accounted for 87.3% of total domestic freight revenue, or $610 billion, of which the LTL sector accounted for 10.3%, or $63 billion. Trucks provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability and faster transit times than other surface transportation options.

The LTL trucking industry is highly competitive on the basis of service and price. We believe that the recent bankruptcy of Consolidated Freightways Corporation, a national LTL carrier, will improve capacity utilization in the industry, resulting in a more favorable pricing environment for LTL carriers.

Competitive Strengths

“One-Stop” Inter-Regional and Regional Service.    We combine the rapid transit times of a regional carrier with the geographic coverage of an inter-regional carrier. We believe our transit times are generally faster than those of our principal national competitors, in part because of our more efficient service center network, use of team drivers and industry leading technology. In addition, our direct service to 38 states and five regions provides greater geographic coverage than most of our regional competitors. We believe our diversified mix and scope of regional and inter-regional services enable us to provide customers a single source to meet their LTL shipping needs.

Integrated Organizational Structure.    We provide consistent customer service from a single organization offering our customers information and pricing from one point of contact and under one brand name. Most of our multi-regional competitors that offer inter-regional service do so through independent companies with separate points of contact, which can result in inconsistent service and pricing, as well as poor shipment visibility. Our integrated structure allows us to offer our customers consistent and continuous service across regions.

Flexible Non-Union Workforce.    We believe our non-union workforce gives us a significant advantage over the unionized LTL carriers. Advantages of our workforce include flexible hours and the ability of our employees to perform multiple tasks, which we believe result in greater productivity, customer service, efficiency and cost savings. Management’s focus on communication and the continued education, development and motivation of our employees ensures that our relationship with our employees remains excellent.

Significant Geographic and Customer Diversity.    We derive our revenues from many customers and locations across the United States and North America. We currently serve over 55,000 customers with direct service to 38 states, including 24 with 100% full state coverage. In addition, through marketing and carrier relationships, we provide service to the remaining 12 states, as well as Canada, Mexico and Puerto Rico. For the year ended December 31, 2001, our largest 20, 10 and five customers accounted for approximately 18.5%, 12.7% and 7.7% of our revenue, respectively. We believe the diversity of our revenue base helps protect our business from adverse developments in a single geographic region and the reduction or loss of business from a single customer.

Highly Experienced and Motivated Executive Management Team.    Our executive management team has over 147 years of combined industry experience, including 136 combined years at Old Dominion. Our Chairman and Chief Executive Officer, Earl E. Congdon, and our President and Chief Operating Officer, David S. Congdon, have served Old Dominion for 53 and 29 years, respectively. In addition, following this offering, our executive management team and their families will beneficially own approximately 44.3% of Old Dominion’s common stock.

Business Strategy

Build Market Share in Key Inter-Regional and Regional Lanes.    We intend to continue to build market share by enlarging our sales organization and sharpening its focus on high potential lanes, as well as by strengthening the quality and consistency of our customer service, improving our transit times, enhancing our technology and product offering and making strategic acquisitions. Since 1995, we have expanded our geographic presence and increased our service center capacity, which has enabled us to build our market share. In 2001 and the six months ended June 30, 2002, despite a lagging economy, we were able to increase total shipments by 5.6% and 7.6%, respectively, and LTL revenue per LTL hundredweight by 2.0% and 1.6%, respectively. We believe that our ability to increase market share while maintaining price discipline in a challenging economic environment is evidence of our growing ability to differentiate Old Dominion in the LTL market.

Continue to Drive Operating Efficiencies by Increasing Density.    We seek to reduce unit operating costs and improve service by building density in our existing markets. Increasing density reduces handling, resulting in faster transit times, reduced cargo claims and more efficient asset utilization. Since 1995, we have improved our revenue per service center, despite increasing our number of service centers from 53 to 117.

Capitalize on Trend Toward Use of “Core Carriers.”    We intend to continue to build our significant inter-regional and multi-regional infrastructure and augment the variety of services we offer to position us to take advantage of the ongoing trend toward the use of core carriers. In recent years, customers have attempted to simplify their shipping requirements by reducing the number of motor carriers they use through the establishment of service-based, long-term relationships with a small group of preferred or “core carriers.” We believe this trend has created an opportunity for us to increase our lane and service center density.

Pursue Selective Expansion.    Significant growth opportunities exist through enlarging existing service centers and opening new service centers, both in regions where we currently provide direct service and in the states in which we currently do not provide direct service. In the near term, we plan to focus on expanding our presence in existing markets, which creates greater operating efficiencies by increasing lane density in these regions. By expanding our presence in existing markets, we intend to increase the number of states in which we provide full state coverage in our network. We also intend to opportunistically expand into areas in which we do not currently offer direct service.

Continue to Focus on Technology Improvements.    We continually upgrade our technological capabilities to improve our customer service, reduce our transit times and minimize our operating costs. We provide our customers access to our information systems through customer service representatives and through a variety of technology-based solutions, including internet access, automated voice recognition systems and electronic data interchange. We believe these services offer our customers significant flexibility and access to necessary information. In addition, we are currently in the process of enhancing our existing freight handling system to track freight from the moment a customer requests pickup to final delivery through the use of radio frequency tags, driver handheld computers and freight management software. We expect this system to decrease transit times by optimizing delivery logistics and to decrease miles driven by determining the most efficient route for each driver.

Recent Developments
On October 17, 2002, we announced our results of operations for the three months and nine months ended September 30, 2002. Our revenue from operations for the three months ended September 30, 2002, increased 16.3% to $149,931,000 from $128,960,000 for the three months ended September 30, 2001. Net income for the third quarter was $6,396,000, up 74.8% from $3,659,000 for the third quarter of 2001. Earnings per diluted share rose 75.0% for the third quarter to $0.77 from $0.44 for the third quarter last year, while our operating ratio improved to 91.9% from 94.0%.

Our revenue from operations for the first nine months of 2002 increased 10.3% to $416,747,000 from $377,835,000 for the first nine months of 2001. Net income for the latest nine-month period rose 67.6% to $12,999,000 from $7,757,000 for the same period in 2001, and earnings per diluted share increased 67.7% to $1.56 from $0.93. Our operating ratio improved to 93.8% for the first nine months of 2002 from 95.5% for the first nine months of 2001.

Revenue growth in the three months and nine months ended September 30, 2002 was primarily due to a 14.6% and 10.0% increase, respectively, in the number of LTL shipments handled, a 13.8% and 8.7% increase, respectively, in LTL tonnage, a 4.0% and 2.5% increase, respectively, in LTL revenue per LTL hundredweight and a 3.5% and 1.3% increase, respectively, in revenue per LTL shipment when compared to the same period in the prior year. The tonnage increases within our existing infrastructure enabled us to obtain certain economies of scale and efficiency, which led to the reduction in our operating ratio.

Other Information

We were organized in 1934 and incorporated in Virginia in 1950. Our executive offices are located at 500 Old Dominion Way, Thomasville, North Carolina 27360, and our telephone number is (336) 889-5000.

The Offering

Common stock offered by us	1,949,124 shares

Common stock offered by the selling shareholder	1,095,876 shares

Common stock to be outstanding after this offering	10,275,364 shares

Use of proceeds	We expect to use our net proceeds from this offering to reduce short-term indebtedness and to purchase additional service centers, tractors and trailers.

Nasdaq National Market symbol	ODFL

The number of shares to be outstanding after this offering does not include:

•
89,900 shares of Common Stock issuable upon the exercise of outstanding options granted under our 1991 Employee Stock Option Plan with a weighted average exercise price of $17.48 per share, all of which are currently exercisable; and

•	455,000 shares that the underwriters may purchase pursuant to their over-allotment option.

Summary Consolidated Financial and Operating Information

The following table sets forth our summary consolidated financial and operating data as of the dates and for the periods indicated. You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus. The summary consolidated financial data as of and for each of the five years in the period ended December 31, 2001 have been derived from our audited Consolidated Financial Statements. The summary consolidated financial data as of and for the six months ended June 30, 2002 and 2001 have been derived from our unaudited Consolidated Financial Statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the six months ended June 30, 2002 is not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2002.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(Unaudited)
	(In thousands, except per share amounts)
Operating Data:
Revenue from operations	$328,844	$383,078	$426,385	$475,803	$502,239	$248,875	$266,816
Operating expenses:
Salaries, wages and benefits	193,523	229,188	258,900	283,121	306,361	152,024	162,591
Purchased transportation	15,494	15,696	14,504	19,547	18,553	9,561	8,840
Operating supplies and expenses	30,311	31,485	36,749	50,074	50,788	26,262	25,559
Depreciation and amortization	17,173	21,887	25,295	27,037	29,888	14,809	15,195
Building and office equipment rents	6,921	7,285	7,330	7,196	7,499	3,815	3,719
Operating taxes and licenses	13,968	16,791	17,699	18,789	20,525	10,437	11,154
Insurance and claims	10,033	12,277	10,200	12,465	13,229	6,306	8,218
Communications and utilities	6,152	7,011	7,532	8,488	9,623	4,877	5,110
General supplies and expenses	11,976	15,000	15,852	18,527	17,510	8,759	10,013
Miscellaneous expenses, net	3,282	3,881	4,268	3,806	3,538	2,783	2,659

Total operating expenses	308,833	360,501	398,329	449,050	477,514	239,633	253,058

Operating income	20,011	22,577	28,056	26,753	24,725	9,242	13,758
Interest expense, net	3,547	4,331	4,077	4,397	5,899	3,026	2,780
Other (income) expense, net	273	311	522	(97)	(691)	(502)	153

Income before income taxes	16,191	17,935	23,457	22,453	19,517	6,718	10,825
Provision for income taxes	6,153	6,815	9,056	8,757	7,612	2,620	4,222

Net income	$10,038	$11,120	$14,401	$13,696	$11,905	$4,098	$6,603

Earnings per share, basic and diluted	$1.21	$1.34	$1.73	$1.65	$1.43	$0.49	$0.79

Weighted average shares outstanding:
Basic	8,312	8,312	8,312	8,313	8,313	8,313	8,315
Diluted	8,322	8,323	8,316	8,314	8,314	8,313	8,320

Other Financial Data:
EBITDA	$36,911	$44,153	$52,829	$53,887	$55,304	$24,553	$28,800
Capital expenditures	34,223	45,079	35,992	63,083	43,614	13,505	33,261

Balance Sheet Data (at period end):
Cash and cash equivalents	$674	$659	$781	$585	$761	$2,896	$1,075
Total assets	191,061	241,799	257,579	296,591	310,840	305,949	334,966
Total debt	47,301	70,589	64,870	83,542	98,422	90,941	98,523
Shareholders’ equity	85,501	96,637	111,038	124,734	136,639	128,832	143,282

The following table sets forth certain unaudited operating statistics of Old Dominion for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
Operating Statistics (Unaudited):
Operating ratio	93.9%	94.1%	93.4%	94.4%	95.1%	96.3%	94.8%
LTL revenue per LTL hundredweight	$11.37	$11.28	$11.82	$12.83	$13.09	$12.91	$13.12
Revenue per intercity mile	$2.99	$3.09	$3.26	$3.43	$3.37	$3.33	$3.44
Intercity miles (in thousands)	110,120	123,816	130,648	138,848	149,100	74,756	77,526
Total tonnage (in thousands)	2,050	2,349	2,461	2,493	2,484	1,250	1,330
LTL tonnage (in thousands)	1,334	1,527	1,644	1,697	1,788	899	953
Total shipments (in thousands)	2,607	2,980	3,140	3,278	3,463	1,731	1,863
LTL shipments (in thousands)	2,534	2,898	3,056	3,195	3,387	1,693	1,823
LTL weight per LTL shipment (pounds)	1,053	1,054	1,076	1,063	1,056	1,062	1,045
Average length of haul (miles)	869	853	844	869	877	864	903

As used in the foregoing tables:

•
EBITDA represents net income before interest expense, income taxes, depreciation and amortization. EBITDA for 2001 includes a net gain of $2,114,000 included in miscellaneous expenses, net and a net gain of $772,000 included in other (income) expense, net for the sale and disposal of operating and non-operating assets. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

•	Operating ratio is total operating expense divided by total revenue for the period indicated.

•
LTL revenue per LTL hundredweight is the price obtained for transporting 100 pounds of freight from point to point, calculated by dividing the revenue for an LTL shipment by the hundredweight (weight in pounds divided by 100) of a shipment.

•	Revenue per intercity mile is calculated by dividing revenue by intercity miles.

•	Intercity miles are the actual miles driven between the origin and destination service centers. The mileage required to pickup and deliver the freight locally is excluded from this measurement.

•	Tonnage is computed by dividing total pounds transported by 2,000.

•	A shipment is a single movement of goods from a point of origin to its final destination as described on a bill of lading contract.

•	LTL weight per LTL shipment is calculated by dividing total LTL pounds transported by the total number of shipments.

•
Average length of haul, the average distance in miles for all shipments transported, is computed by dividing the sum of the mileage between the origin and destination points for all shipments by the total number of shipments.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. Investing in our common stock involves a significant degree of risk.

Risks Related to Our Business in General

We operate in a highly competitive industry, and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that may adversely affect our operations and profitability.

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

•
we compete with many other transportation service providers of varying sizes, some of which have more equipment, a broader coverage network, a wider range of services and greater capital resources than we do or have other competitive advantages;

•
some of our competitors periodically reduce their prices to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase prices or maintain significant growth in our business;

•	many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved transportation service providers, and in some instances we may not be selected;

•	many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors;

•	the trend towards consolidation in the ground transportation industry may create other large carriers with greater financial resources than us and other competitive advantages relating to their size;

•	advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments; and

•	competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and prices.

If our employees were to unionize, our operating costs would increase.

None of our employees are currently represented by a collective bargaining agreement. However, from time to time there have been efforts to organize our employees at various service centers. We have no assurance that our employees will not unionize in the future, which could increase our operating costs and force us to alter our operating methods. This could in turn have a material adverse effect on our operating results.

Difficulty in attracting drivers could affect our profitability.

Competition for drivers is intense within the trucking industry, and we periodically experience difficulties in attracting and retaining qualified drivers. Our operations may be affected by a shortage of qualified drivers in the future which could cause us to temporarily under-utilize our truck fleet, face difficulty in meeting shipper demands and increase our compensation levels for drivers. If we encounter difficulty in attracting or retaining qualified drivers, our ability to grow our business could be adversely affected.

Insurance and claims expenses could significantly reduce our profitability.

We are exposed to claims related to cargo loss and damage, property damage, personal injury and workers’ compensation. We carry significant insurance with third party insurance carriers. The cost of such insurance has risen significantly. To offset, in part, the significant increases we have experienced, we have elected to increase our self-insured retention levels from $250,000 to $1,750,000 for personal injury and property damage. If the number or severity of claims for which we are self-insured increases, our operating results would be adversely affected. Insurance companies require us to obtain letters of credit to collateralize our self-insured retention. If these requirements increase, our borrowing capacity could be adversely affected.

Our business is subject to general economic factors that are largely out of our control.

Economic conditions may adversely affect our customers’ business levels, the amount of transportation services they need and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our reserve for bad-debt losses.

Recent disruptions of port activity on the West Coast have moderately reduced our shipping volume in that region. If these disruptions recur, our results of operations may be adversely affected.

We have significant ongoing cash requirements that could limit our growth and affect our profitability if we are unable to obtain sufficient financing.

Our business is highly capital intensive. Our capital expenditures in 2001 and the six months ended June 30, 2002 were $44 million and $33 million, respectively. We expect our capital expenditures for 2002 to be approximately $60 to $65 million. We are also currently pursuing the purchase of up to six service centers. If consummated, these purchases may increase our capital expenditures for 2002 by up to $20 million. We expect our capital expenditures for 2003 to be comparable to our capital expenditures for 2002. We depend on operating leases, lines of credit, secured equipment financing and cash flow from operations to finance the purchase of tractors, trailers and service centers. If we are unable in the future to raise sufficient capital or borrow sufficient funds to make these purchases, we will be forced to limit our growth and operate our trucks for longer periods of time, which could have a material adverse effect on our operating results.

In addition, our business has significant operating cash requirements. If our cash requirements are high or our cash flow from operations is low during particular periods, we may need to seek additional financing, which may be costly or difficult to obtain. Our credit line expires in May 2003; we have begun discussions for its renewal but can provide no assurances that it will be renewed on comparable terms. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We may not realize additional revenues or profits from our infrastructure investments in a timely manner or at all.

We have invested, and expect to continue to invest, substantial amounts in building, expanding and upgrading service center facilities. If we are unsuccessful in our strategy for increasing our market share of LTL shipments, we may not realize additional revenues or profits from our infrastructure investments in a timely manner or at all.

We may be adversely impacted by fluctuations in the price and availability of fuel.

Fuel is a significant operating expense. We do not hedge against the risk of fuel price increases. Any increase in fuel taxes or fuel prices or any change in federal or state regulations that results in such an increase, to the extent not offset by freight rate increases or fuel surcharges to customers, or any interruption in the supply of fuel, could have a material adverse effect on our operating results. Historically, we have been able to offset significant increases in fuel prices through fuel surcharges to our customers, but we cannot be certain that we will be able to do so in the future. From time to time, we experience shortages in the availability of fuel at certain locations and have been forced to incur additional expense to ensure adequate supply on a timely basis.

Limited supply and increased prices for new equipment may adversely affect our earnings and cash flow.

Investment in new equipment is a significant part of our annual capital expenditures. We may face difficulty in purchasing new equipment due to decreased supply. In addition, some manufacturers have communicated their intention to raise the prices of new equipment. The price of our equipment may also be adversely affected in the future by regulations on newly-manufactured tractors and diesel engines. See “—We are subject to various environmental laws and regulations, and costs of compliance with, liabilities under, or violations of, existing or future environmental laws or regulations could adversely affect our business.”

We operate in a highly regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

We are regulated by the Surface Transportation Board, an independent agency within the United States Department of Transportation, and by various state agencies. These regulatory authorities have broad powers, generally governing matters such as authority to engage in motor carrier operations, hours of service, certain mergers, consolidations and acquisitions, and periodic financial reporting. The trucking industry is subject to regulatory and legislative changes, such as increasingly stringent environmental and occupational safety and health regulations or limits on vehicle weight and size, ergonomics and hours of service. These changes may affect the economics of the industry by requiring changes in operating practices or by influencing the demand for, and the costs of providing services to, shippers.

We are subject to various environmental laws and regulations, and costs of compliance with, liabilities under, or violations of, existing or future environmental laws or regulations could adversely affect our business.

We are subject to various federal, state and local environmental laws and regulations regulating, among other things, the emission and discharge of hazardous materials into the environment from our properties and vehicles, fuel storage tanks and the discharge or retention of storm water. Under specific environmental laws, we could also be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites. Environmental laws have become and are expected to become increasingly more stringent over time, and there can be no assurance that our costs of complying with current or future environmental laws or liabilities arising under such laws will not have a material adverse effect on our business, operations or financial condition.

The Environmental Protection Agency has issued regulations that require progressive reductions in exhaust emissions from diesel engines through 2007. Beginning in October 2002, new diesel engines must meet these new emission limits. Some of the regulations require subsequent reductions in the sulfur content of diesel fuel beginning in June 2006 and the introduction of emissions after-treatment devices on newly-manufactured engines and vehicles beginning with model year 2007. These regulations, particularly those coming into effect this year, could result in higher prices for tractors and diesel engines and increased fuel and maintenance costs. These adverse effects combined with the uncertainty as to the reliability of the vehicles equipped with the newly-designed diesel engines and the residual values that will be realized from the disposition of these vehicles could increase our costs or otherwise adversely affect our business or operations.

Our results of operations may be affected by seasonal factors and harsh weather conditions.

Our operations are subject to seasonal trends common in the trucking industry. Our operating results in the first and fourth quarters are normally lower due to reduced demand during the winter months. Harsh weather can also adversely affect our performance by reducing demand and our ability to transport freight and increasing operating expenses.

If we are unable to retain our key employees, our business, financial condition and results of operations could be harmed.

The success of our business will continue to depend upon our executive officers, and we do not have employment agreements with any of them. The loss of the services of any of our key personnel could have a material adverse effect on us.

Our principal shareholders will continue to control a large portion of our outstanding common stock after this offering.

After this offering is completed, Earl E. Congdon and John R. Congdon and members of their families and their affiliates will beneficially own 44.0% of the outstanding shares of our common stock. As long as the Congdon family controls a large portion of our voting stock, they will be able to significantly influence the election of the entire Board of Directors and the outcome of all matters involving a shareholder vote. The Congdon family’s interests may differ from yours.

We may not be able to continue to successfully execute our acquisition strategy, which could cause our business and future growth prospects to suffer.

Acquisitions have been and continue to be an important part of our growth strategy. However, suitable acquisition candidates may not be available on terms and conditions we find acceptable. In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources than we do to acquire attractive companies. Even if completed, the following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations:

•	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;

•	we may assume liabilities that were not disclosed to us or exceed our estimates;

•
we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•	we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders; and

•	we may incur additional debt related to future acquisitions.

Our business may be harmed by anti-terrorism measures.

In the aftermath of the September 11, 2001 terrorist attacks on the United States, federal, state and municipal authorities have implemented and are continuing to implement various security measures, including checkpoints and travel restrictions on large trucks. If new security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers or may incur increased expenses to do so. We cannot assure you that these measures will not have a material adverse effect on our operating results.

Risks Related to Our Common Stock and this Offering

Our stock price may be volatile and could decline substantially.

Our common stock has experienced price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including some of the risks enumerated above. In addition, if our operating results fail to meet the expectations of securities analysts or investors in any quarter or securities analysts revise their estimates downward, our stock price could decline.

In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, harming our business.

The trading volume and liquidity of our common stock may remain low.

To date, the trading volume and liquidity of our common stock have been low. Low trading volume and liquidity may adversely affect the market value and price volatility of our common stock. We cannot assure you that a more active trading market for our common stock will develop or, if developed, continue following this offering.

Shares eligible for public sale after this offering could adversely affect our stock price.

The market price of our common stock could decline as a result of sales by our existing shareholders after this offering or the perception that these sales could occur. Following the offering, members of the Congdon family will beneficially own 44.0% of our common stock. These sales also might make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Proposed reforms of corporate governance standards for public companies will require changes in our Board of Directors.

If current corporate governance proposals of the Board of Directors of the Nasdaq Stock Market are approved and implemented, we will have to make changes to our Board of Directors and its committees to increase their independence. These changes may be distracting to existing management, and we cannot assure you that a reconstituted Board of Directors will provide the expertise and leadership necessary for our continued growth or success.

FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The statements include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

These forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include the risks and uncertainties set forth above.

The effects of these risk factors are difficult to predict. New risk factors emerge from time to time, and we cannot assess the potential impact of any such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date of this prospectus. We do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of such statement or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $43.2 million from our sale of common stock in this offering, or $53.3 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $23.45 per share, after deducting underwriting discounts and commissions and our share of estimated offering expenses.

We intend to use the net proceeds of this offering as follows:

•
To repay all indebtedness outstanding under our committed revolving credit facility, which stood at $17,535,000 on October 21, 2002. The debt currently bears interest at a rate of LIBOR plus .70% and matures May 31, 2003. We incurred this debt both for working capital purposes and to fund purchases of tractors, trailers and other assets, including our Greensboro service center facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions.”

•	$3,000,000 to repay a maturing note issued in 1996. The note bears interest at a rate of 7.3% and matures December 15, 2002.

•
The balance to replace our existing equipment, which consists primarily of tractors and trailers, and to fund our growth strategy, which includes the purchase and expansion of service centers. We anticipate our remaining capital expenditures in 2002 to be $6,000,000 to $10,000,000, excluding the purchase of up to six new service centers which we are currently pursuing and which if consummated may result in additional capital expenditures of up to $20,000,000 in 2002. We expect to fund any capital expenditures in 2002 that are not financed through proceeds from this offering with internally generated funds and additional borrowings.

We will not receive any proceeds from the sale of shares of common stock by the selling shareholder.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq National Market under the symbol ODFL. The following table sets forth for the calendar periods indicated the range of high and low intra-day sales prices for our common stock as reported on the Nasdaq National Market.

	High	Low
2000
First Quarter	$13.000	$10.750
Second Quarter	12.500	8.875
Third Quarter	11.000	8.750
Fourth Quarter	10.500	8.500
2001
First Quarter	$10.750	$9.250
Second Quarter	13.500	8.560
Third Quarter	14.950	9.780
Fourth Quarter	13.370	10.250
2002
First Quarter	$15.650	$12.510
Second Quarter	16.490	13.500
Third Quarter	19.490	13.500
Fourth Quarter (through October 29, 2002)	24.400	18.250

We have never paid a cash dividend on our common stock. Our Board of Directors intends to retain earnings to finance the growth of our business. Future payments of cash dividends will depend upon our financial condition, results of operations, and capital requirements, as well as other factors that our Board of Directors deems relevant. Certain restrictive covenants in our debt agreements limit the amount of dividends we can pay.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2002:

•	on an actual basis;

•	on a pro forma basis to reflect:

•
the incurrence and application of a $16,000,000 term loan entered into in July 2002 with First Union Commercial Corporation that consists of two notes, which are payable in equal monthly installments commencing August 1, 2002 and ending August 1, 2006. $9,907,000 of the proceeds from this term loan was used to refinance debt under our revolving credit facility that was outstanding at June 30, 2002 and was incurred to fund the purchase of new tractors. The remaining $6,093,000 of the term loan was used to purchase tractors; and

•
the incurrence of $6,000,000 under our revolving credit facility to fund the purchase of our Greensboro service center facility on October 15, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions”; and

•
on a pro forma as adjusted basis to give effect to the sale of 1,949,124 shares of common stock offered by us at an estimated public offering price of $23.45 per share and the application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, as described under “Use of Proceeds.”

The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus.

	June 30, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Cash and cash equivalents	$1,075	$1,075	$27,866	(1)

Debt:
Credit facilities:
Revolving credit facility (2)	17,288	13,381	—
Term loan	—	16,000	16,000
Senior notes	79,929	79,929	76,929
Other long-term debt	1,306	1,306	1,306

Total debt	98,523	110,616	94,235
Shareholders’ equity:
Common stock, $.10 par value, 25,000,000 shares authorized, 8,316,740 issued and outstanding actual and pro forma and 10,265,864 issued and outstanding pro forma as adjusted	832	832	1,027
Capital in excess of par value	23,946	23,946	66,923
Retained earnings	118,504	118,504	118,504

Total shareholders’ equity	143,282	143,282	186,454

Total capitalization	$241,805	$253,898	$280,689

(1)
Reflects proceeds intended to fund replacements of our existing equipment, which consists primarily of tractors and trailers, and to fund our growth strategy, which includes the purchase and expansion of service centers.

(2)
Our revolving credit facility has a total availability of $20,000,000 and expires on May 31, 2003. We have begun discussions for the renewal of this facility. As of June 30, 2002, we had unused borrowing capacity under our revolving credit facility of $2,712,000 on an actual basis, $6,619,000 on a pro forma basis and $20,000,000 on a pro forma as adjusted basis.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial and operating data as of the dates and for the periods indicated. You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data as of and for each of the five years in the period ended December 31, 2001 have been derived from our audited Consolidated Financial Statements. The selected consolidated financial data as of and for the six months ended June 30, 2002 and 2001 have been derived from our unaudited Consolidated Financial Statements, which in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the six months ended June 30, 2002 is not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2002.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(Unaudited)
	(In thousands, except per share amounts)
Operating Data:
Revenue from operations	$328,844	$383,078	$426,385	$475,803	$502,239	$248,875	$266,816
Operating expenses:
Salaries, wages and benefits	193,523	229,188	258,900	283,121	306,361	152,024	162,591
Purchased transportation	15,494	15,696	14,504	19,547	18,553	9,561	8,840
Operating supplies and expenses	30,311	31,485	36,749	50,074	50,788	26,262	25,559
Depreciation and amortization	17,173	21,887	25,295	27,037	29,888	14,809	15,195
Building and office equipment rents	6,921	7,285	7,330	7,196	7,499	3,815	3,719
Operating taxes and licenses	13,968	16,791	17,699	18,789	20,525	10,437	11,154
Insurance and claims	10,033	12,277	10,200	12,465	13,229	6,306	8,218
Communications and utilities	6,152	7,011	7,532	8,488	9,623	4,877	5,110
General supplies and expenses	11,976	15,000	15,852	18,527	17,510	8,759	10,013
Miscellaneous expenses, net	3,282	3,881	4,268	3,806	3,538	2,783	2,659

Total operating expenses	308,833	360,501	398,329	449,050	477,514	239,633	253,058

Operating income	20,011	22,577	28,056	26,753	24,725	9,242	13,758
Interest expense, net	3,547	4,331	4,077	4,397	5,899	3,026	2,780
Other (income) expense, net	273	311	522	(97)	(691)	(502)	153

Income before income taxes	16,191	17,935	23,457	22,453	19,517	6,718	10,825
Provision for income taxes	6,153	6,815	9,056	8,757	7,612	2,620	4,222

Net income	$10,038	$11,120	$14,401	$13,696	$11,905	$4,098	$6,603

Earnings per share, basic and diluted	$1.21	$1.34	$1.73	$1.65	$1.43	$0.49	$0.79

Weighted average shares outstanding:
Basic	8,312	8,312	8,312	8,313	8,313	8,313	8,315
Diluted	8,322	8,323	8,316	8,314	8,314	8,313	8,320

Other Financial Data:
EBITDA	$36,911	$44,153	$52,829	$53,887	$55,304	$24,553	$28,800
Capital expenditures	34,223	45,079	35,992	63,083	43,614	13,505	33,261

Balance Sheet Data (at period end):
Cash and cash equivalents	$674	$659	$781	$585	$761	$2,896	$1,075
Total assets	191,061	241,799	257,579	296,591	310,840	305,949	334,966
Total debt	47,301	70,589	64,870	83,542	98,422	90,941	98,523
Shareholders’ equity	85,501	96,637	111,038	124,734	136,639	128,832	143,282

The following table sets forth certain unaudited operating statistics of Old Dominion for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
Operating Statistics (Unaudited):
Operating ratio	93.9%	94.1%	93.4%	94.4%	95.1%	96.3%	94.8%
LTL revenue per LTL hundredweight	$11.37	$11.28	$11.82	$12.83	$13.09	$12.91	$13.12
Revenue per intercity mile	$2.99	$3.09	$3.26	$3.43	$3.37	$3.33	$3.44
Intercity miles (in thousands)	110,120	123,816	130,648	138,848	149,100	74,756	77,526
Total tonnage (in thousands)	2,050	2,349	2,461	2,493	2,484	1,250	1,330
LTL tonnage (in thousands)	1,334	1,527	1,644	1,697	1,788	899	953
Total shipments (in thousands)	2,607	2,980	3,140	3,278	3,463	1,731	1,863
LTL shipments (in thousands)	2,534	2,898	3,056	3,195	3,387	1,693	1,823
LTL weight per LTL shipment (pounds)	1,053	1,054	1,076	1,063	1,056	1,062	1,045
Average length of haul (miles)	869	853	844	869	877	864	903

As used in the foregoing tables:

•
EBITDA represents net income before interest expense, income taxes, depreciation and amortization. EBITDA for 2001 includes a net gain of $2,114,000 included in miscellaneous expenses, net and a net gain of $772,000 included in other (income) expense, net for the sale and disposal of operating and non-operating assets. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

•	Operating ratio is total operating expense divided by total revenue for the period indicated.

•
LTL revenue per LTL hundredweight is the price obtained for transporting 100 pounds of freight from point to point, calculated by dividing the revenue for an LTL shipment by the hundredweight (weight in pounds divided by 100) of a shipment.

•	Revenue per intercity mile is calculated by dividing revenue by intercity miles.

•	Intercity miles are the actual miles driven between the origin and destination service centers. The mileage required to pickup and deliver the freight locally is excluded from this measurement.

•	Tonnage is computed by dividing total pounds transported by 2,000.

•	A shipment is a single movement of goods from a point of origin to its final destination as described on a bill of lading contract.

•	LTL weight per LTL shipment is calculated by dividing total LTL pounds transported by the total number of shipments.

•
Average length of haul, the average distance in miles for all shipments transported, is computed by dividing the sum of the mileage between the origin and destination points for all shipments by the total number of shipments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial and Operating Data” and the Consolidated Financial Statements and the related Notes. This discussion contains certain forward-looking statements as a result of various factors, including those described in “Risk Factors.”

Overview

We are a leading less-than-truckload multi-regional motor carrier providing timely one to four day service among five regions in the United States and next-day and second-day service within these regions. Our non-union workforce operates a fleet of more than 2,600 tractors and more than 10,600 trailers. We operate a network of 117 service centers within 38 states.

Historically, over 90% of our revenue is derived from transporting LTL shipments for customers. Volume of shipments is generally tied to the health of the overall economy. Although recent economic activity has been sluggish, we have increased our total shipments from 3.1 million in 1999 to 3.6 million for the last twelve months ended June 30, 2002. We have achieved this growth in shipments and corresponding revenue by implementing our strategy of enlarging our existing service centers, opening new service centers and building density in our service lanes.

The majority of direct costs associated with our freight business are driver and service center labor wages and benefits, purchased transportation expense and operating supplies and expenses. Our purchased transportation expense primarily includes cartage expense. Cartage expense is outsourced pickup and delivery operations for service to remote locations where, given our current density, it is more economical to use a third party agent than to provide direct service. Our strategy is to build density in these locations and thus become less dependent upon third party agents and begin to service these points directly. Fuel costs are the largest component of our operating supplies and expenses. Our tariffs and contracts enable us to implement fuel surcharges to offset increases in fuel costs when the average price of fuel exceeds a certain level.

In each of the three years in the period ended December 31, 2001 and the six months ended June 30, 2002, we have maintained an operating ratio of between 93.4% and 95.1%. We have been able to maintain this level of performance while significantly expanding our infrastructure. As density increases, we expect fixed costs associated with servicing freight to decrease as a percentage of revenue. Therefore, to the extent we continue to increase our market share and density within our existing coverage area we believe our operating ratio will improve.

Results of Operations

The following table sets forth, for the periods indicated, expenses and other items as a percentage of revenue from operations:

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
Revenue from operations	100.0%	100.0%	100.0%	100.0%	100.0%

Operating Expenses:
Salaries, wages and benefits	60.7	59.5	61.0	61.1	60.9
Purchased transportation	3.4	4.1	3.7	3.8	3.3
Operating supplies and expenses	8.6	10.5	10.1	10.6	9.6
Depreciation and amortization	5.9	5.7	6.0	6.0	5.7
Building and office equipment rents	1.7	1.5	1.5	1.5	1.4
Operating taxes and licenses	4.2	4.0	4.1	4.2	4.2
Insurance and claims	2.4	2.6	2.6	2.5	3.1
Communication and utilities	1.8	1.8	1.9	2.0	1.9
General supplies and expenses	3.7	3.9	3.5	3.5	3.7
Miscellaneous expenses, net	1.0	.8	.7	1.1	1.0

Total operating expenses	93.4	94.4	95.1	96.3	94.8

Operating income	6.6	5.6	4.9	3.7	5.2
Interest expense, net	1.0	.9	1.2	1.2	1.0
Other (income) expense, net	.1	—	(.2)	(.2)	.1

Income before income taxes	5.5	4.7	3.9	2.7	4.1
Provision for income taxes	2.1	1.8	1.5	1.1	1.6

Net income	3.4%	2.9%	2.4%	1.6%	2.5%

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

During the first half of 2002, we continued to achieve revenue growth, improve operating efficiencies and increase profitability, even while the U.S. economy remained sluggish. Revenue for the first half of 2002 grew 7.2% to $266,816,000, compared to $248,875,000 for the same period in 2001.

Operating expenses for the first half of 2002 were 94.8%, compared to 96.3% for the same period in 2001. The combination of revenue growth and improved operating efficiency produced net income of $6,603,000 for the first half of 2002 compared to $4,098,000 for the first half of 2001, an increase of 61.1%.

Our revenue growth strategy for 2002 is to increase market share in existing areas of operation by offering improved service products, faster transit times and expanded coverage. Consistent with these objectives, we announced full state coverage for the state of New Hampshire in June 2002, bringing the number of states in which we provide 100% coverage to 24. While expansion plans are closely tied to the strength of the national economy, we seek to produce long-term profitable growth by positioning ourselves to expand significantly in stronger economic times and avoiding the risk of overextending ourselves in weaker economic cycles.

Revenue growth in the first six months of 2002 was primarily due to a 7.7% increase in the number of shipments handled, slightly offset by a .4% decrease in revenue per shipment when compared to the same period in the prior year. For the first half of 2002, weight per shipment was down slightly by 1.1% but showed improvement during the last two months of the second quarter.

Revenue per hundredweight increased by .7% for the first six months of 2002 over the comparable period of 2001, due more to a 4.5% increase in our length of haul for the year than to our ability to raise rates or maintain the general price increase that was implemented in August 2001. The average length of haul for the first six months of 2002 was 903 miles compared with 864 miles for the first half of 2001.

We also benefited from a full six months of revenue in 2002 generated by our service center expansion on February 10, 2001, resulting from the acquisition of certain assets and markets of Carter & Sons Freightways, Inc. of Carrollton, Texas, which operated a regional less-than-truckload network of 23 service centers, primarily in Texas. We anticipate that these markets will continue to mature and be a source of growth in 2002 when compared with the previous-year periods.

Tonnage increases within our existing infrastructure of 6.4% for the first half of 2002 enabled us to obtain certain economies of scale and efficiency, which led to the reduction in operating costs. Our operating ratio, a measure of profitability calculated by dividing operating expenses by revenue, was 94.8% for the first half of 2002 compared to 96.3% for the same period last year.

Wages directly related to freight movement decreased to 32.8% of revenue from 33.2% for the first half of 2002, and during this same period, we reduced our usage of purchased transportation to 3.3% of revenue from 3.8%. Cartage expense, the most significant element of purchased transportation, decreased to 1.5% of revenue in the first six months of 2002 from 2.0%.

The Carter & Sons asset acquisition, which included the opening of 13 new service centers in our South Central Area, contributed to the significant reduction in cartage expense for the first six months of 2002. As freight density and market share builds in outlying and remote areas, we will continue to replace cartage agents with direct service utilizing our own employees and equipment.

Fuel costs, including fuel taxes, decreased to 7.0% for the first half of 2002 from 8.4% for the same period of 2001. Our general tariffs and contracts generally include provisions for a fuel surcharge, recorded in net revenue, which have effectively offset significant diesel fuel price fluctuations. These surcharges decrease or are eliminated as fuel prices approach certain floor levels. We incurred a $.021 per gallon increase in net fuel costs, after deducting the applicable fuel surcharges, when comparing the first half of 2002 with the first half of 2001, as fuel surcharges decreased faster than the cost of fuel.

The adoption of SFAS No. 142 on January 1, 2002 resulted in a decrease in amortization expenses of $184,000 per quarter. In addition to the impact of the SFAS No. 142 adoption, we also increased our asset utilization as more tonnage moved through our network. As a result, depreciation and amortization dropped to 5.7% of revenue in the first six months of 2002 from 6.0% for the prior-year period.

Insurance and claims expense increased to 3.1% in the first half of 2002 from 2.5% for the first half of 2001. On April 1, 2002, we renewed many of our major insurance policies at significantly higher renewal rates, even after substantially increasing our self-insured retention levels. These higher rates are due to overall increases in insurance markets, which affect the entire transportation industry, rather than our specific loss experience. We expect insurance and claims expense to remain at higher levels for the remainder of the year.

Long-term debt including current maturities was $98,523,000 at June 30, 2002 compared to $90,941,000 on June 30, 2001, an increase of 8.3%. Interest expense, however, decreased to $2,780,000 in the first half of 2002 from $3,026,000 for the prior-year period. Lower interest expense, even with higher debt levels in 2002, was achieved through a decrease in the weighted average interest rate on outstanding debt in the current year.

The effective tax rate for both 2002 and 2001 was 39.0%.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

While the trucking industry experienced lower demand for transportation products, we continued to implement our long-term strategy to increase market share through improved service products and selective geographic expansion. On February 10, 2001, we completed our Carter & Sons asset acquisition. As a result, we opened 13 new service centers and merged the remaining 10 service centers into our existing operations. This acquisition allowed us to expand our full-state coverage to 23 states and enhanced our regional and inter-regional markets in the continental United States. We estimate that the acquisition generated approximately $23,000,000 of additional revenue in 2001.

A weak national economy, compounded by the terrorist attacks on September 11, 2001, impacted our ability to reach our financial performance goals for 2001. While revenue grew to $502,239,000, or 5.6% over 2000, increases in operating costs outpaced revenue growth and resulted in a 13.1% decline in net income to $11,905,000 compared to $13,696,000 in 2000. Diluted earnings per share for the year was $1.43 compared to $1.65, a decrease of 13.3%. Our operating ratio for 2001, a measure of profitability calculated by dividing operating costs by revenue, increased to 95.1% from 94.4% in 2000.

In 2001, we continued our process of improving our service products and transit times. Between January 1 and May 30, we reduced standard transit times in approximately 25% of our more than 13,000 service lanes. In early 2002, we announced reductions in transcontinental transit times by one day in approximately 200 service lanes. We believe that we can continue to increase our market share by providing superior transit times, offering flexible and guaranteed service options through our Speed Service products and through competitive pricing.

Although total tonnage decreased .4% in 2001 when compared with 2000, LTL tonnage, or shipments weighing less than 10,000 lbs., increased 5.4%. Because LTL shipments generally are priced at a higher revenue per hundredweight, our revenues increased while tonnage decreased. Net revenue per hundredweight was $10.11 compared to $9.54 for the prior year, an increase of 6.0%.

We operated 115 service centers at year-end 2001 compared to 104 service centers in 2000. These additional service centers required us to increase our tractor and trailer fleet by 6.6% and 6.1%, respectively. Increases in the number of service centers and the equipment fleet, combined with relatively flat tonnage between 2001 and 2000, generated excess capacity and a resulting increase in depreciation and amortization expense to 6.0% of revenue from 5.7% for 2000.

Linehaul driver pay increased to 12.3% of revenue from 11.8% in 2000, a result of an increase in intercity miles driven without a comparable increase in revenue per mile. Intercity miles increased 7.4% while revenue per intercity mile decreased 1.7%, an indication that linehaul density declined between the two periods.

We self-insure a significant portion of the group health benefits we provide for our employees and their families. These costs increased 24.5% or $4,269,000 over the prior year and significantly contributed to the increase in our operating ratio. Although we anticipate the trend of escalating health care costs to continue for the immediate future, consistent with national trends, we have identified opportunities to offset a portion of these higher costs and have implemented those changes in January 2002.

Fuel expense decreased to 5.1% of revenue from 5.6% in 2000. Our general tariffs and contracts generally include provisions for a fuel surcharge, recorded in net revenue, which has effectively offset significant diesel fuel price fluctuations. We seek to apply these surcharges until prices fall below certain floor levels.

Results for 2001 also include the sale and disposition of land and structures, which included both operating and non-operating properties. Operating properties were sold for gains before taxes totaling $2,114,000 and were recorded in “Miscellaneous expenses, net”. “Other (income) expense, net” included the sale and disposal of non-operating assets for a net gain before taxes of $772,000.

As a result of a higher average level of debt outstanding during 2001, interest expense increased to 1.2% of revenue from ..9%. Outstanding debt was $98,422,000 at December 31, 2001 compared to $83,542,000 at December 31, 2000, an increase of 17.8%. This increase in debt is primarily due to increased working capital requirements and to additional financing required to fund $46,963,000 of net capital expenditures in 2001. We capitalized $232,000 in interest charges in 2001 compared to $1,031,000 in 2000.

The tax rate for both 2001 and 2000 was 39%.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue for 2000 was $475,803,000, an increase of 11.6% over 1999 revenue of $426,385,000. We met our targeted revenue growth of between 10% to 15% by expanding our market share in our existing markets, through selected geographic expansion, by increasing our service product offerings and by implementing a fuel surcharge on our base tariffs and contract pricing.

In January 2000, we intensified our strategy to increase market share within existing areas of operations by implementing full state coverage in 16 states east of the Mississippi River. By the end of the second quarter, we implemented full state coverage in 5 additional states, bringing the total to 21 states. In addition, we opened 6 new service centers in 2000, including openings in West Virginia and Oklahoma. These openings increased the number of states in which we had service center facilities to 35 at December 31, 2000. We also introduced our new guaranteed and expedited service product Speed Service in early 2000.

In response to the rising costs of petroleum products, particularly diesel fuel, we implemented a fuel surcharge on our tariffs in August 1999. Generally, this surcharge was designed to offset the cost of fuel above a base price and increases as fuel prices escalate over the base. The fuel surcharge accounted for approximately 3.4% of revenue for 2000 while accounting for approximately .4% of revenue for 1999.

LTL revenue per shipment in 2000 increased 7.3% to $136.36 from $127.13 for 1999 while LTL shipments increased 4.5%. The increase in revenue per shipment was a result of an 8.5% increase in LTL revenue per LTL hundredweight to $12.83 from $11.82 and a 1.2% decrease in LTL weight per shipment to 1,063 lbs. from 1,076 lbs. In addition, our average length of haul increased 3.0% to 869 miles from 844 miles, which generally increases both LTL revenue per hundredweight and LTL revenue per shipment.

Our operating ratio increased to 94.4% in 2000 from 93.4% in 1999. Increases in operating supplies, purchased transportation, insurance and claims liabilities, and general supplies and expenses contributed to the increased operating ratio, the 4.6% decline in operating income and the 4.9% decline in net income in 2000 compared to 1999. Diesel fuel, which is expensed in operating supplies, increased in 2000 to 5.6% of revenue from 3.7% in 1999. While this cost element reflected the most significant and dramatic increase over the prior year, we were able to offset its impact with the implementation of fuel surcharges.

Purchased transportation increased to 4.1% of revenue from 3.4%, due to an increase in cartage expense. Cartage expense, or outsourced pickup and delivery services, increased to 1.8% of revenue from 1.3% as a result of two factors. First, the implementation of full-state coverage in 21 states required us to service certain remote locations that were more economically served by third party agent partners who had more operating density in those areas. As market share builds, our personnel and equipment will replace these agents. Second, growth in certain markets exceeded our operating capacity, resulting in the use of more expensive outside pickup and delivery services to maintain quality service standards during peak shipping periods. We are addressing these situations by either constructing or leasing larger facilities to accommodate this growth.

We self-insure a portion of our bodily injury, property damage and cargo claims liabilities. In 2000, the cost of self-insurance increased to 2.4% of revenue compared to 2.1% for 1999 due to a slight increase in the number and severity of claims.

General supplies and expenses increased to 3.9% of revenue from 3.7% in 2000, due in part to our change in our capitalization policy to require a minimum expenditure of $1,000 before recognizing a depreciable asset, compared to a minimum expenditure of $500 in 1999. In 2000, we continued to upgrade our desktop equipment and software, much of which fell below the new capitalization level of $1,000 and was therefore expensed.

Our strategy to grow existing markets has resulted in improvements in asset utilization. These improvements were reflected as decreases in certain fixed costs as a percent of revenue when compared to the prior year. Depreciation and amortization decreased to 5.7% of revenue from 5.9%, building and office equipment rents decreased to 1.5% from 1.7%, and operating taxes and licenses decreased to 4.0% from 4.2%.

Net interest expense decreased slightly to .9% of revenue from 1.0%. While outstanding debt at year-end 2000 increased $18,672,000 from year-end 1999 and interest rates generally increased on our variable rate debt instrument, $1,031,000 in interest charges were capitalized as part of the construction of service centers in 2000 as compared to $230,000 in 1999.

Net income for 2000 was $13,696,000, a 4.9% decrease from $14,401,000 in 1999. The effective tax rate was 39.0% for 2000 compared to 38.6% for 1999.

Liquidity and Capital Resources

Expansion in both the size and number of service center facilities, the planned tractor and trailer replacement cycle and revenue growth have required continued investment in real estate and equipment. In order to support these requirements, we incurred net capital expenditures of $32,882,000 during the first half of 2002. At June 30, 2002, long-term debt including current maturities increased slightly to $98,523,000 from $98,422,000 at December 31, 2001.

We estimate net capital expenditures to be approximately $60,000,000 to $65,000,000 for the year ending December 31, 2002. Of that, approximately $32,000,000 is allocated for the purchase of tractors and trailers, $19,000,000 is allocated for the purchase or construction of larger replacement service centers or expansion of existing service centers and the balance is allocated for investments in technology and other assets. To date, we have funded these expenditures primarily through cash flows from operations supplemented by additional borrowings. We are also in the process of pursuing the purchase of up to six service centers. If these transactions are consummated, net capital expenditures for 2002 may increase by up to an additional $20,000,000. We expect to fund any capital expenditures in 2002 that are not financed through proceeds from this offering with internally generated funds and additional borrowings.

The table below sets forth our capital expenditures for the years ended December 31, 1999, 2000 and 2001 and the six months ended June 30, 2002:

	Year Ended December 31,			Six Months Ended June 30, 2002
	1999	2000	2001
Land and structures	$17,015	$21,189	$30,245	$9,761
Tractors	7,886	21,546	4,151	10,609
Trailers	4,360	9,291	1,284	6,158
Technology	2,745	4,138	4,806	3,284
Other	3,986	6,919	3,128	3,449

Total	$35,992	$63,083	$43,614	$33,261

On May 31, 2000, we entered into an uncollateralized committed credit facility with First Union National Bank, which, as amended, consists of a $20,000,000 line of credit and a $20,000,000 line to support standby letters of credit. This facility has a term of three years that expires on May 31, 2003. We have begun discussions for renewal of this facility. Interest on the line of credit is charged at rates that vary based upon our fixed charge coverage ratio. The applicable interest rate for the first half of 2002 under this agreement was based upon LIBOR plus .70% to .85%. A fee ranging from .20% to .25% was charged on the unused portion of the line of credit, and fees ranging between .70% to .75% were charged on outstanding standby letters of credit. Standby letters of credit are primarily issued as collateral for self-insured retention reserves for bodily injury, property damage and workers’ compensation claims. At June 30, 2002, there was $17,288,000 outstanding on the line of credit, and there was $14,035,000 in letters of credit issued. Approximately $9,907,000 of the amount outstanding on the line of credit was reclassified to long-term debt in accordance with SFAS No. 6, as this debt was specifically replaced after the end of the second quarter 2002 with debt that has a term of more than one year.

On July 10, 2002, we entered into a $16,000,000 term loan agreement with First Union Commercial Corporation to refinance our revolving debt which was incurred to fund the purchase of new tractors and trailers. Under this agreement, we may enter into one or more promissory notes not to exceed the maximum aggregate amount of the loan. The applicable interest rate and payment schedules for any notes will be determined at the time of issuance. This agreement’s provisions for issuance of promissory notes expires when the maximum amount has been borrowed or December 31, 2002, whichever occurs first. On July 1, 2002, pending the closing of our new term loan agreement, we temporarily increased our $20,000,000 line of credit to $25,000,000 to fund the purchase of new tractors. On July 19, 2002, we executed a $14,165,000 promissory note under the term loan agreement carrying an interest rate of 4.39% and a maturity date of July 1, 2006. Upon application of the proceeds from this promissory note, we reduced the line of credit to its previous $20,000,000 limit on July 19, 2002. On August 9, 2002, we executed a $1,835,000 promissory note under the term loan agreement carrying an interest rate of 4.39% and a maturity date of August 1, 2006.

We have five individual senior note agreements outstanding that totaled $79,929,000 as of June 30, 2002. These notes call for periodic principal and interest payments with maturities ranging from 2002 through 2008, of which $9,107,000 is due within the next 12 months. Interest rates on these notes are fixed and range from 6.35% to 7.59%. Under the provisions of one of these notes, we may issue up to $15,000,000 of additional senior notes. The applicable interest rate and payment schedules for any new notes will be determined and mutually agreed upon at the time of issuance.

With the exception of the line of credit, interest rates are fixed on all of our debt instruments. Therefore, short-term exposure to fluctuations in interest rates is limited to the outstanding balance of our line of credit, which was $17,288,000 at June 30, 2002. We do not currently use interest rate derivative instruments to manage exposure to interest rate changes. Also, we do not use fuel hedging instruments, as our tariff provisions generally allow for fuel surcharges to be implemented in the event that fuel prices exceed stipulated levels.

A significant decrease in demand for our services could limit our ability to generate cash flow and affect profitability. Most of our debt agreements have covenants that require stated levels of financial performance, which if not achieved could cause acceleration of the payment schedules. We do not anticipate a dramatic decline in our business levels or financial performance, and we believe the combination of our existing credit facilities along with our additional borrowing capacity is sufficient to meet our seasonal and long-term capital needs.

The following table summarizes our significant contractual obligations and commercial commitments as of June 30, 2002:

	Payments due by period (in thousands)
Contractual obligations (1)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$97,279	$16,550	$34,551	$29,678	$16,500
Capital lease obligations	1,244	645	599	—	—
Operating leases	19,652	8,906	8,220	2,150	376

	Amount of commitment expiration per period (in thousands)
Other commercial commitments (2)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit	$14,035	$14,035	—	—	—

(1)
Contractual obligations include long-term debt consisting primarily of senior notes totaling $79,929,000 and an outstanding line of credit of $17,288,000; capital lease obligations for tractors, trailers and computer equipment; and off-balance sheet operating leases primarily consisting of real estate leases.

(2)	Other commercial commitments consist of standby letters of credit used as collateral for self-insured retention of insurance claims.

Critical Accounting Policies

In preparing the consolidated financial statements, we apply the following critical accounting policies that affect judgments and estimates of amounts recorded in certain assets, liabilities, revenue and expenses:

Revenue and Expense Recognition.    Operating revenue is recognized on a percentage of completion method based on average transit time. Expenses associated with operating revenue are recognized when incurred.

Allowance for Uncollectible Accounts.    We maintain an allowance for uncollectible accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Claims and Insurance Accruals.    Claims and insurance accruals reflect the estimated ultimate total cost of claims, including amounts for claims incurred but not reported, for cargo loss and damage, bodily injury and property damage, workers’ compensation, long-term disability and group health not covered by insurance. These costs are charged to insurance and claims expense except for workers’ compensation, long-term disability and group health, which are charged to employee benefits expense.

From April 1, 2001 through March 31, 2002, we were self-insured for bodily injury and property damage claims up to $250,000 per occurrence. Cargo claims were self-insured up to $100,000; however, after the first two losses exceeded $100,000 in the policy year, the retention under our self-insurance policy was reduced to $50,000 per occurrence. We also were self-insured for workers’ compensation in certain states and had first dollar or high deductible plans in the remaining states.

Due to recent losses incurred by the insurance industry, rates offered by insurers for many types of coverage have dramatically increased over the prior-year renewal rates. As a result, we determined that additional risk in the form of higher retention levels was warranted and, effective April 1, 2002, our self-insured retention for bodily injury and property damage increased to $1,750,000 per claim while our self-insured retention for cargo claims increased to $100,000 per claim. These increases in retention levels are projected to increase our overall insurance costs in 2002 by approximately $2,400,000. This estimate is based upon increased premiums for insurance coverage and projected losses under the new retention levels.

Inflation

Most of our expenses are affected by inflation, which generally results in increased operating costs. In response to fluctuations in the cost of petroleum products, particularly diesel fuel, we have implemented a fuel surcharge in our tariffs and contractual agreements. The fuel surcharge is designed to offset the cost of fuel above a base price and increases as fuel prices escalate over the base. For the second quarter and the first half of 2002, the net effect of inflation on our results of operations was minimal.

Seasonality

Our tonnage levels and revenue mix are subject to seasonal trends common in the motor carrier industry. Financial results in the first and fourth quarters are normally lower due to reduced shipments during the winter months. Harsh winter weather can also adversely impact our performance by reducing demand and increasing operating expenses. The second and third quarters reflect increased demand for services during the spring and summer months, which generally result in improved operating margins.

Environmental

We are subject to various federal, state and local environmental laws and regulations regulating, among other things, the emission and discharge of hazardous materials into the environment from our properties and vehicles, fuel storage tanks and the discharge or retention of storm water. Under specific environmental laws, we could also be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites. We do not believe that the cost of future compliance with environmental laws or regulations will have a material adverse effect on our operations or financial condition.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives.

We adopted SFAS No. 142 effective January 1, 2002, the measurement date, and we have completed the required analysis of the fair value of our single reporting unit compared to the carrying value as of that date. Based upon that analysis, we concluded that there was no impairment of the $10,663,000 of intangible assets included in “Other Assets” on the measurement date. We plan to complete a similar analysis in the fourth quarter of 2002. As a result of the adoption, quarterly amortization expense of $184,000 was not recognized in the first or second quarters of 2002.

In October 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, we adopted this new accounting standard on January 1, 2002. We have no indicators of impairment on our long-lived assets and therefore believe the adoption of SFAS No. 144 will not have any material effect on our financial statements.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, Obligations Associated with Disposal Activities (“SFAS 146”), which is effective for disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for a disposal obligation should be recognized and measured at its fair value when it is incurred. We have not determined what the effect of SFAS 146 will be on our earnings and financial position but do not believe it will be material.

Quarterly Results of Operations

The following table presents selected consolidated financial information for each of our last ten fiscal quarters through June 30, 2002. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the quarterly information.

	Quarter Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002
	(In thousands, except per share amounts)
Revenues	$112,799	$120,144	$122,385	$120,475	$120,270	$128,605	$128,960	$124,404	$127,147	$139,669
Operating income	4,723	8,615	8,260	5,155	3,205	6,037	7,681	7,802	5,080	8,678
Net income	2,327	4,576	4,293	2,500	1,001	3,097	3,659	4,148	2,242	4,361
Earnings per share, basic and diluted	$0.28	$0.55	$0.52	$0.30	$0.12	$0.37	$0.44	$0.50	$0.27	$0.52

Related Party Transactions

Greensboro Service Center Purchase

On October 15, 2002, we purchased a 116 door service center facility and shop on 38 acres located in Greensboro, North Carolina for $6,000,000 from an irrevocable trust created for the benefit of the families of Earl E. Congdon, our Chief Executive Officer and Chairman of our Board of Directors, and John R. Congdon, Vice Chairman of our Board of Directors. Prior to October 15, 2002, the property was leased to us on a month-to-month basis for $31,705 per month. To fund the transaction, we used bank borrowings to be repaid with proceeds from this offering.

We had originally planned to enter into an arrangement to complete an expansion of this service center and enter into a long term lease. However, we determined that it was in the company’s best interest to purchase this facility because the cost of the expansion to 229 doors on additional acreage made continued leasing undesirable and because we generally prefer ownership to leasing our service centers when conditions warrant.

In determining the purchase price of the service center, we considered the value of the land and buildings as they existed prior to improvements and compared this to the cost of building a comparable service center and shop on the same acreage. We then applied a method of depreciation to arrive at a fair purchase price. In doing so, we used the same method of analysis as we have used to determine the value of other service centers we have purchased from unaffiliated parties. In addition, we obtained an appraisal of the facility by a nationally recognized real estate brokerage specializing in the trucking industry. The appraisal was based on the depreciated construction cost of a similar facility and the value of a similar parcel of land.

The Audit Committee of our Board of Directors reviewed and approved the transaction.

Transactions with Old Dominion Truck Leasing, Inc.

Old Dominion Truck Leasing, Inc., a North Carolina corporation whose voting stock is owned by the Earl E. Congdon Intangibles Trust, David S. Congdon, Trustee, John R. Congdon Revocable Trust and members of Earl E. Congdon's and John R. Congdon’s families, is engaged in the business of purchasing and leasing tractors, trailers and other vehicles. John R. Congdon is Chairman of the Board and Earl E. Congdon is the Vice Chairman of the Board of Leasing. Since 1986, we and Leasing have combined our requirements for the purchase of tractors, trailers, equipment, parts, tires and fuel. We believe that, by combining our requirements, we are often able to obtain pricing discounts because of the increased level of purchasing. While this is beneficial to us, our management believes that the termination of this relationship would not have a material adverse impact on our financial results.

In 2001 and the nine months ended September 30, 2002, we charged Leasing $10,586 and $4,666, respectively, for vehicle repair, maintenance and other services, which we provide to Leasing at cost. In addition, we charged Leasing $12,000 and $9,000 in 2001 and the nine months ended September 30, 2002, respectively, for rental of a vehicle maintenance and service facility located in Chesapeake, Virginia.

We purchased $286,838 and $226,018, respectively, of maintenance and other services from Leasing in 2001 and the nine months ended September 30, 2002. We believe that the prices we pay for such services are lower than would be charged by unaffiliated third parties for the same quality of work, and we intend to continue to purchase maintenance and other services from Leasing, provided that Leasing’s prices continue to be favorable to us. In addition, Leasing has a right of first refusal for our future tractor and trailer leases, exercisable on the same terms offered to us by third parties. In 2001, we paid Leasing $8,363 for short-term tractor rentals. In the first nine months of 2002, we have had no short-term or long-term equipment leases with Leasing.

On January 4, 2002, we purchased 91 1997 model pickup and delivery trailers from Leasing for an aggregate purchase price of $773,500. We believe that the purchase price for these trailers was competitive with prices that an unaffiliated third party would charge.

The Audit Committee of our Board of Directors reviewed and approved these transactions.

Transactions with E & J Enterprises

On July 29, 2002, our Board of Directors approved the purchase of 163 trailers for $1,200 each, or a total of $195,600, from E & J Enterprises, a Virginia general partnership of which Earl E. Congdon, our Chief Executive Officer and Chairman of our Board of Directors, and John R. Congdon, Vice Chairman of our Board of Directors, are each 50% owners. These trailers, which are approximately 20 years old, had been leased to us by E & J Enterprises since 1988 pursuant to a term lease, which converted to a month-to-month lease in 1999. At the time of our purchase of these trailers, the rental for each trailer was $205 per month or a total of $400,980 per year for all 163 trailers. We expect to utilize these trailers in our pickup and delivery fleet for the remainder of their useful lives, which we estimate to be approximately two years. This purchase will enable us to realize a cost savings compared to the cost of leasing the trailers for such period. Our Board of Directors considered published prices of comparable trailers in authorizing the purchase.

Our Board of Directors also approved the leasing from E & J Enterprises of 150 pickup and delivery trailers on a month-to-month basis for $204 per month for each trailer or a total of $367,200 per year. We determined to lease these trailers, which are 1995 models, because recent increases in tonnage and shipments require us to increase capacity, and leasing trailers provides greater flexibility than purchasing to respond to fluctuations in tonnage and shipments. In determining the lease values our Board of Directors considered published lease prices by national leasing companies.

BUSINESS

General

We are a leading less-than-truckload multi-regional motor carrier providing timely one to four day service among five regions in the United States and next-day and second-day service within these regions. Through our non-union workforce and 117 strategically located service centers, we provide direct service to 38 states within the Southeast, South Central, Northeast, Midwest and West regions of the country, including 24 states in which we provide full-state coverage. In addition, through marketing and carrier relationships, we provide service to and from the remaining 12 states, as well as Canada, Mexico and Puerto Rico. Our infrastructure and operating strategy enable us to provide our customers a combination of the rapid transit times of a regional carrier and the geographic coverage of an inter-regional carrier.

We have grown substantially over the last several years through strategic acquisitions and internal growth. Prior to 1995, we provided inter-regional service to major metropolitan areas from, and regional service within, the Southeast region of the United States. Since 1995, we have expanded our infrastructure to provide next-day and second-day service within four additional regions as well as expanded inter-regional service among those regions. During this period, we increased our number of service centers from 53 to 117 and our states directly served from 21 to 38. We believe that our present infrastructure will enable us to increase the volume of freight moving through our network, or our density, and thereby grow our profits.

We are committed to providing our customers with high quality service products. We are continually upgrading our technological capabilities to improve our customer service, reduce our transit times and minimize our operating costs. In addition to our core less-than-truckload, or LTL, services, we provide premium expedited services, including guaranteed on-time delivery, time-specific delivery and next-day air delivery. We also provide assembly and distribution services in which we either consolidate LTL shipments for full truckload transport by a truckload carrier or break down full truckload shipments from a truckload carrier into LTL shipments for our delivery. In September 2002, we introduced our newest service, OD Air Express, which provides linehaul service among 51 airport locations nationwide.

For the trailing twelve month period ended September 30, 2002, our revenue and operating income were $541.2 million and $33.7 million, respectively, reflecting a ratio of total operating expenses to total revenues for the period, or operating ratio, of 93.8%. Our revenue and operating income for the nine months ended September 30, 2002 improved by 10.3% and 52.8%, respectively, over the nine months ended September 30, 2001.

Competitive Strengths

“One-Stop” Inter-Regional and Regional Service.    We combine the rapid transit times of a regional carrier with the geographic coverage of an inter-regional carrier. We believe our transit times are generally faster than those of our principal national competitors, in part because of our more efficient service center network, use of team drivers and industry leading technology. In addition, our direct service to 38 states and five regions provides greater geographic coverage than most of our regional competitors. We believe our diversified mix and scope of regional and inter-regional services enable us to provide customers a single source to meet their LTL shipping needs.

Integrated Organizational Structure.    We provide consistent customer service from a single organization offering our customers information and pricing from one point of contact and under one brand name. Most of our multi-regional competitors that offer inter-regional service do so through independent companies with separate points of contact, which can result in inconsistent service and pricing, as well as poor shipment visibility. Our integrated structure allows us to offer our customers consistent and continuous service across regions.

Flexible Non-Union Workforce.    We believe our non-union workforce gives us a significant advantage over the unionized LTL carriers. Advantages of our workforce include flexible hours and the ability of our employees to perform multiple tasks, which we believe result in greater productivity, customer service, efficiency and cost savings. Management’s focus on communication and the continued education, development and motivation of our employees ensures that our relationship with our employees remains excellent.

Significant Geographic and Customer Diversity.    We derive our revenues from many customers and locations across the United States and North America. We currently serve over 55,000 customers with direct service to 38 states, including 24 with 100% full state coverage. In addition, through marketing and carrier relationships, we provide service to the remaining 12 states, as well as Canada, Mexico and Puerto Rico. For the year ended December 31, 2001, our largest 20, 10 and five customers accounted for approximately 18.5%, 12.7% and 7.7% of our revenue, respectively. We believe the diversity of our revenue base helps protect our business from adverse developments in a single geographic region and the reduction or loss of business from a single customer.

Highly Experienced and Motivated Executive Management Team.    Our executive management team has over 147 years of combined industry experience, including 136 combined years at Old Dominion. Our Chairman and Chief Executive Officer, Earl E. Congdon, and our President and Chief Operating Officer, David S. Congdon, have served Old Dominion for 53 and 29 years, respectively. In addition, following this offering, our executive management team and their families will beneficially own approximately 44.3% of Old Dominion’s common stock.

Business Strategy

Build Market Share in Key Inter-Regional and Regional Lanes.    We intend to continue to build market share by enlarging our sales organization and sharpening its focus on high potential lanes, as well as by strengthening the quality and consistency of our customer service, improving our transit times, enhancing our technology and product offering and making strategic acquisitions. Since 1995, we have expanded our geographic presence and increased our service center capacity, which has enabled us to build our market share. In 2001 and the six months ended June 30, 2002, despite a lagging economy, we were able to increase total shipments by 5.6% and 7.6%, respectively, and LTL revenue per LTL hundredweight by 2.0% and 1.6%, respectively. We believe that our ability to increase market share while maintaining price discipline in a challenging economic environment is evidence of our growing ability to differentiate Old Dominion in the LTL market.

Continue to Drive Operating Efficiencies by Increasing Density.    We seek to reduce unit operating costs and improve service by building density in our existing markets. Increasing density reduces handling, resulting in faster transit times, reduced cargo claims and more efficient asset utilization. Since 1995, we have improved our revenue per service center, despite increasing our number of service centers from 53 to 117.

Capitalize on Trend Toward Use of “Core Carriers.”    We intend to continue to build our significant inter-regional and multi-regional infrastructure and augment the variety of services we offer to position us to take advantage of the ongoing trend toward the use of core carriers. In recent years, customers have attempted to simplify their shipping requirements by reducing the number of motor carriers they use through the establishment of service-based, long-term relationships with a small group of preferred or “core carriers.” We believe this trend has created an opportunity for us to increase our lane and service center density.

Pursue Selective Expansion.    Significant growth opportunities exist through enlarging existing service centers and opening new service centers, both in regions where we currently provide direct service and in the states in which we currently do not provide direct service. In the near term, we plan to focus on expanding our presence in existing markets, which creates greater operating efficiencies by increasing lane density in these regions. By expanding our presence in existing markets, we intend to increase the number of states in which we provide full state coverage in our network. We also intend to opportunistically expand into areas in which we do not currently offer direct service.

Continue to Focus on Technology Improvements.    We continually upgrade our technological capabilities to improve our customer service, reduce our transit times and minimize our operating costs. We provide our customers access to our information systems through customer service representatives and through a variety of technology-based solutions, including internet access, automated voice recognition systems and electronic data interchange. We believe these services offer our customers significant flexibility and access to necessary information. In addition, we are currently in the process of enhancing our existing freight handling system to track freight from the moment a customer requests pickup to final delivery through the use of radio frequency tags, driver handheld computers and freight management software. We expect this system to decrease transit times by optimizing delivery logistics and to decrease miles driven by determining the most efficient route for each driver.

Our Industry

The trucking industry is comprised principally of two types of motor carriers: truckload and LTL. Truckload carriers dedicate an entire trailer to one customer from origin to destination. LTL carriers pick up multiple shipments from multiple customers on a single truck and then route the goods through terminals, or service centers, where freight may be transferred to other trucks with similar destinations for delivery.

In contrast to truckload carriers, LTL carriers require expansive networks of local pickup and delivery service centers, as well as larger hub facilities. Significant capital is required of LTL motor carriers to create and maintain a network of service centers and a fleet of tractors and trailers. The substantial infrastructure spending needed for LTL carriers makes it difficult for new start-up or small operations to effectively compete with established companies.

In 2001, the trucking industry accounted for 87.3% of total domestic freight revenue, or $610 billion, of which the LTL sector accounted for 10.3%, or $63 billion. Trucks provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability and faster transit times than other surface transportation options.

The LTL trucking industry is highly competitive on the basis of service and price. We believe that the recent bankruptcy of Consolidated Freightways Corporation, a national LTL carrier, will improve capacity utilization in the industry, resulting in a more favorable pricing environment for LTL carriers.

Tractors and Trailers and Maintenance

At June 30, 2002, we operated 2,604 tractors. We generally use new tractors in linehaul operations for approximately three to five years and then transfer those tractors to pickup and delivery operations for the remainder of their useful lives. In a number of our service centers, tractors perform pickup and delivery functions during the day and linehaul functions at night to maximize tractor utilization.

At June 30, 2002, we operated a fleet of 10,658 trailers. As we have expanded and our needs for equipment have increased, we have purchased new trailers as well as trailers meeting our specifications from other trucking companies that have ceased operations. These purchases of pre-owned equipment, though providing an excellent value, have the effect of increasing the trailer fleet’s average age.

The table below reflects, as of June 30, 2002, the average age of our tractors and trailers:

Type of equipment (categorized by primary use)	Number of units	Average age
Linehaul tractors	1,820	3.9 years
Pickup and delivery tractors	784	9.0 years
Pickup and delivery trucks	31	6.6 years
Linehaul trailers	8,566	8.4 years
Pickup and delivery trailers	2,092	12.8 years

We develop certain specifications for tractors and trailers, the production and purchase of which are negotiated with several manufacturers. These purchases are planned well in advance of anticipated delivery dates in order to accommodate manufacturers’ production schedules. We believe that there is sufficient capacity among suppliers to ensure an uninterrupted flow of equipment.

The table below sets forth our capital expenditures for tractors and trailers for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2002:

	Year Ended December 31,			Six Months Ended June 30, 2002
	1999	2000	2001
Tractors	$7,886	$21,546	$5,478	$10,609
Trailers	4,360	9,291	2,972	6,158

Total	$12,246	$30,837	$8,450	$16,767

We currently have major maintenance operations at our service centers in Atlanta, Georgia; Dallas, Texas; Chicago and Des Plaines, Illinois; Harrisburg, Pennsylvania; Jersey City, New Jersey; Morristown and Memphis, Tennessee; Los Angeles and Rialto, California; Columbus, Ohio; Greensboro, North Carolina; and Greenville, South Carolina. In addition, five other service center locations are equipped to perform routine and preventive maintenance checks and repairs on our equipment.

We have an established scheduled maintenance policy and procedure. Linehaul tractors are routed to appropriate maintenance facilities at designated mileage intervals ranging from 12,500 to 25,000 miles, depending upon how the equipment was utilized. Pickup and delivery tractors and trailers are scheduled for maintenance every 90 days.

Service Center Operations

At June 30, 2002, we conducted operations through 117 service center locations, of which we own 48 and lease 69. We operate major breakbulk, or hub, facilities in Atlanta, Georgia; Greensboro, North Carolina; Harrisburg, Pennsylvania; Indianapolis, Indiana; Morristown, Tennessee; and Rialto, California, while using some smaller service centers for limited breakbulk activity in order to serve next-day markets. Our service centers are strategically located to permit us to provide the highest quality service and minimize freight rehandling costs.

Each of our service centers is responsible for the pickup and delivery of freight for its own service area. All inbound freight received by the service center in the evening or during the night is scheduled for local delivery the next business day, unless a customer requests a different delivery schedule. Each service center loads the freight by destination the day it is picked up. Our management reviews the productivity and service performance of each service center on a daily basis in order to maximize quality service.

While we have established primary responsibility for customer service at the local service center level, our customers may access information through several different gateways such as our website, electronic data interchange, automated voice response systems, automated fax systems or through our customer service department located at our corporate office. Our systems offer direct access to information such as freight tracking, shipping documents, rate quotes, rate databases and account activity.

We plan to expand capacity at existing service centers as well as expand the number of service centers geographically as opportunities arise that provide for profitable growth and fit the needs of our customers.

Linehaul Transportation

Our Linehaul Transportation Department is responsible for directing the movement of freight among our service centers. Linehaul dispatchers control the movement of freight among service centers through real-time, integrated freight movement systems. We also utilize load-planning software to optimize efficiencies in our linehaul operations. Our senior management continuously monitors freight movements, transit times, load factors and other productivity measurements to ensure that we maintain our highest levels of service and efficiency.

We use scheduled dispatches, and additional dispatches as necessary, to meet our published service standards. In addition, we lower our cost structure by maintaining flexible work force rules and by using twin 28-foot trailers exclusively in our linehaul operations, which also reduces cargo claims expenses. Use of twin 28-foot trailers permits us to pick up freight directly from its point of origin to destination with minimal unloading and reloading and permits more freight to be hauled behind a tractor than could be hauled if we used one larger trailer.

Marketing and Customers

At June 30, 2002, we had a sales staff of 288 employees. We compensate our sales force, in part, based upon revenue generated, company and service center profitability and on-time service performance, which we believe helps to motivate our employees.

We utilize a computerized freight costing model to determine the price level at which a particular shipment of freight will be profitable. We can modify elements of this freight costing model, as necessary, to simulate the actual conditions under which the freight will be moved. From time to time, we also compete for business by participating in bid solicitations. Customers generally solicit bids for relatively large numbers of shipments for a period of from one to two years and typically choose to enter into a contractual arrangement with a limited number of motor carriers based upon price and service.

For the year ended December 31, 2001, our top 20 customers accounted for approximately 18.5% of our revenue; our top 10 customers accounted for approximately 12.7% of our revenue; and our top five customers accounted for approximately 7.7% of our revenue. Our largest customer for 2001 accounted for approximately 2.3% of revenue.

Technology

We continually upgrade our technological capabilities. We provide access to our systems through multiple gateways that offer our customers maximum flexibility and immediate access to necessary information. We also employ freight handling systems and logistics technology in an effort to reduce costs and transit times. Our new technologies include:

•
www.odfl.com.    A variety of information and services is available through our web site. The site is continuously updated with current information, including service products, coverage maps, financial data, news releases, employment opportunities and other information of importance to our customers, investors and employees.

•
Odfl4me.com.    odfl4me.com is a secure area on our web site where our customers may register their accounts. Our simple registration gives our customers the freedom to manage their accounts from their desktops; create bills of lading; get the information they need online easily and efficiently; check the real-time status of all active shipments; receive interactive rate estimates; schedule pickups; download rates; generate reports; and view or print documents.

•
Interactive Voice Response (IVR).    Through our IVR telephone system, callers can trace shipments, develop rate estimates and access our fax server to retrieve shipping documents such as delivery receipts and bills of lading.

•
Electronic Data Interchange (EDI).    For our customers who prefer to exchange information electronically, we provide a number of EDI options with flexible formats and communication alternatives. Through this system, our customers can transmit or receive invoices, remittance advices, shipping documents, shipment status information as well as other customized information.

•
Radio Frequency Identification (RFID) System.    This automated arrival/dispatch system monitors equipment location and freight movement throughout the system. Radio frequency identification tags are installed on all of our tractors and trailers, and readers are installed in most of our service centers. These tags and readers record arrivals and departures, eliminating the need for manual recording and assisting in breakbulk planning.

•
Dock Yard Management (DYM) System.    The DYM system tells us the status of any shipment moving within our system through a network of computers mounted on our freight docks and in each switching tractor. When a shipment is scanned, its status is updated throughout the system. Handheld computers are used to monitor, update and close loads on the dock. The DYM system is currently installed in 42 of our service centers and is scheduled to be fully installed by July 2004.

•
Handheld Computer System.    Handheld computers carried by drivers on pickup and delivery tractors provide direct communication with our drivers and allow them to capture real-time information during pickups and deliveries, including individual pieces and weights as well as origin and destination shipping points. Timely pickup information allows for better direct loading and efficient scheduling of linehaul power and also enhances real-time information for customers’ visibility of their supply chain. We expect the use of handheld computers by our pickup and delivery drivers to be fully implemented by August 2003.

Competition

The transportation industry is highly competitive on the basis of both price and service. We compete with regional, inter-regional and national LTL carriers and, to a lesser extent, with truckload carriers, small package carriers, air freight carriers and railroads. We believe that we are able to compete effectively in our markets by providing high quality and timely service at competitive prices. See “Risk Factors—We operate in a highly competitive industry, and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that may adversely affect our operations and profitability.”

Insurance

We carry significant insurance with third party insurance carriers. We are self-insured for bodily injury and property damage claims up to $1,750,000 per occurrence. Cargo claims are self-insured up to $100,000. We also are self-insured for workers’ compensation in certain states and have first dollar or high deductible plans in the other states. We believe that our policy of self-insuring up to set limits, together with our safety and loss prevention programs, is an effective means of managing insurance costs. We believe that our current insurance coverage is adequate to cover our liability risks.

Fuel Availability and Cost

Our industry depends heavily upon the availability of diesel fuel. We have not experienced difficulties in maintaining a consistent and ample supply of fuel. In periods of significant price increases, we have implemented a fuel surcharge to offset the additional cost of fuel, which is consistent with our competitors’ practices. However, from time to time, we experience shortages in the availability of fuel at certain locations and have been forced to incur additional expense to ensure adequate supply on a timely basis. Our management believes that our operations and financial condition are susceptible to the same fuel price increases or fuel shortages as those of our competitors. Fuel costs, excluding fuel taxes, averaged 4.2% of our revenue in the first six months of 2002. In response to fuel price fluctuations, we implemented a fuel surcharge program in August 1999, which has remained in effect since that time.

Employees

As of June 30, 2002, we employed 6,351 individuals on a full-time basis in the following categories:

Category	Number of employees
Drivers	3,212
Platform	1,094
Mechanics	198
Sales	288
Salaried, clerical and other	1,559

As of June 30, 2002, we employed 1,369 linehaul drivers and 1,843 pickup and delivery drivers. All of our drivers are selected based upon driving records and experience. Drivers are required to pass drug tests and have a current DOT physical and a valid commercial driver’s license prior to employment. Drivers are also required to take drug and alcohol tests periodically, by random selection.

To help fulfill driver needs, we offer qualified employees the opportunity to become drivers through the “Old Dominion Driver Training Program.” Since its inception in 1988, 1,129 individuals have graduated from this program, from which we have experienced an annual turnover rate of approximately 10%. In our management’s opinion, our driver training and qualification programs have been important factors in improving our safety record. Drivers with safe driving records are rewarded with bonuses of up to $1,000 annually. Driver safety bonuses paid for 2001 were approximately $622,000.

Our management believes that relations with our employees are excellent. There are no employees represented under a collective bargaining agreement.

Government Regulation

We are regulated by the Surface Transportation Board, an independent agency within the United States Department of Transportation, and by various state agencies. These regulatory authorities have broad powers, generally governing matters such as authority to engage in motor carrier operations, hours of service, certain mergers, consolidations and acquisitions, and periodic financial reporting. The trucking industry is subject to regulatory and legislative changes, such as increasingly stringent environmental and occupational safety and health regulations or limits on vehicle weight and size, ergonomics and hours of service. These changes may affect the economics of the industry by requiring changes in operating practices or by influencing the demand for, and the costs of providing services to, shippers.

We believe that the cost of compliance with applicable laws and regulations neither has materially affected nor will materially affect our results of operations or financial condition.

MANAGEMENT

The following table sets forth information concerning our executive officers and directors:

Name	Age	Position(s)
Earl E. Congdon (1)(2)(3)	71	Chairman of the Board of Directors and Chief Executive Officer
John R. Congdon (1)(2)(3)	69	Vice Chairman of the Board of Directors
David S. Congdon (1)	46	Director, President and Chief Operating Officer
John R. Congdon, Jr.	45	Director
John A. Ebeling (4)	65	Director
Harold G. Hoak (3)(4)	73	Director
Franz F. Holscher (2)(3)(4)	81	Director
John B. Yowell	51	Executive Vice President
J. Wes Frye	55	Senior Vice President – Finance and Chief Financial Officer
Joel B. McCarty, Jr.	64	Senior Vice President, General Counsel and Secretary

(1)	Member of Executive Committee
(2)	Member of Compensation Committee
(3)	Member of Stock Option Plan Committee
(4)	Member of Audit Committee

Earl E. Congdon joined our company in 1950 and has served as Chairman of the Board of Directors and Chief Executive Officer since 1985 and as a director since 1952. He is a son of E. E. Congdon, one of our founders, the brother of John R. Congdon and the father of David S. Congdon.

John R. Congdon joined us in 1953 and has served as Vice Chairman of the Board of Directors since 1985 and as a director since 1955. He is also the Chairman of the Board of Directors of Old Dominion Truck Leasing, Inc., a North Carolina corporation that is engaged in the full service leasing of tractors, trailers and other equipment, to which he devotes more than half of his time. He is a son of E. E. Congdon, one of our founders, and the brother of Earl E. Congdon.

David S. Congdon has been employed by us since 1978 and, since May 1997, has served as our President and Chief Operating Officer. He has held various positions with us including Vice President—Quality and Field Services, Vice President—Quality, Vice President—Transportation and other positions in operations and engineering. He is the son of Earl E. Congdon.

John R. Congdon, Jr. was elected a director in 1998. He currently serves as the Vice Chairman of the Board of Directors of Old Dominion Truck Leasing, Inc., where he has been employed since May 1979. He is the son of John R. Congdon.

John A. Ebeling has been a director since August 1985. He formerly served as Vice Chairman from May 1997 to May 1999 and as President and Chief Operating Officer from August 1985 to May 1997. Mr. Ebeling was previously employed by ANR Freight Systems from 1978 to 1985, holding the positions of Chairman and Chief Executive Officer.

Harold G. Hoak was elected a director in August 1991. Now retired, he serves on the Board of Directors of the Charlotte Merchants Foundation, Inc. He was President and General Manager of the Charlotte Merchants Association, Inc. from 1989 to 1994. Mr. Hoak was formerly employed by Wachovia Bank of North Carolina, N.A. from 1956 to 1989 and served as Regional Vice President for the Southern Region from 1976 to 1989.

Franz F. Holscher was elected a director in August 1991. He served in a number of executive positions from 1970 to 1987 with Thurston Motor Lines and was its Chairman of the Board of Directors from July 1984 through December 1987, when he retired. Mr. Holscher has been active in a number of organizations and associations in the trucking industry.

John B. Yowell joined us in February 1983 and has served as Executive Vice President since May 1997. He has held the position of Vice President—Corporate Services, Vice President—Central Region, Assistant to the President and Vice President—Management Information Systems. He is a son-in-law of Earl E. Congdon.

J. Wes Frye has served as Senior Vice President—Finance since May 1997. He has also served as Chief Financial Officer since joining us in February 1985. Mr. Frye was formerly employed as the Vice President of Finance of Builders Transport, Inc., from 1982 to 1985, and in various positions, including Vice President—Controller, of Johnson Motor Lines from 1975 to 1980. Mr. Frye is a Certified Public Accountant.

Joel B. McCarty, Jr. was appointed Senior Vice President in May 1997 and has served as General Counsel and Secretary since joining us in June 1987. Before joining us, he was Assistant General Counsel of McLean Trucking Company and was in private law practice prior to 1985.

If current corporate governance proposals of the Board of Directors of the Nasdaq Stock Market are approved and implemented, we may be required to increase the number of independent members of our Board of Directors and alter the composition and structure of certain of our Board committees.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information as of October 29, 2002 regarding the beneficial ownership of:

•	the selling shareholder;

•	each of our directors;

•	our named executive officers; and

•	each person known to us to beneficially own 5% or more of our common stock.

This information assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address for each shareholder listed in the table is c/o Old Dominion Freight Line, Inc., 500 Old Dominion Way, Thomasville, North Carolina 27360.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
	Number of Shares (1)	Percent	Shares Offered	Number of Shares	Percent
Old Dominion Truck Leasing, Inc. (2)	1,095,876	13.2	1,095,876	—	—
David S. Congdon (3)(6)	1,371,099	16.5	—	1,371,099	13.3
Earl E. Congdon (4)(6)	922,300	11.1	—	922,300	9.0
John R. Congdon (5)(6)	881,646	10.6	—	881,646	8.6
Fidelity Management & Research Company (7)	831,300	9.9	—	831,300	8.1
Dimensional Fund Advisors Inc. (8)	603,600	7.3	—	603,600	5.9
Audrey L. Congdon (9)	517,867	6.2	—	517,867	5.0
John B. Yowell (10)	517,867	6.2	—	517,867	5.0
John R. Congdon, Jr. (11)	480,749	5.8	—	480,749	4.7
Karen C. Vanstory (12)	480,216	5.8	—	480,216	4.7
Susan C. Terry (13)	435,866	5.2	—	435,866	4.2
Jeffrey W. Congdon (14)	431,121	5.2	—	431,121	4.2
J. Wes Frye (15)	13,358	*	—	13,358	*
Joel B. McCarty, Jr. (16)	12,800	*	—	12,800	*
All Executive Officers and Directors as a Group (17) (10 persons)	4,380,395	52.4	1,095,876	3,284,519	31.9

*	Indicates less than one percent.
(1)	Except as described below, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.
(2)
Old Dominion Truck Leasing, Inc. (“Leasing”) is a North Carolina corporation engaged in the full service leasing of tractors, trailers and other equipment. The voting stock of Leasing is owned by the Earl E. Congdon Intangibles Trust, David S. Congdon, Trustee (38.2%), John R. Congdon Revocable Trust (38.2%) and members of Earl E. Congdon’s and John R. Congdon’s respective families (23.6%). John R. Congdon is Chairman of the Board of Leasing and Earl E. Congdon is Vice Chairman of the Board. Common stock owned by Leasing will be voted as directed by Earl E. Congdon and John R. Congdon or, in the event of disagreement, one-half of the shares will be voted as directed by Earl E. Congdon or his personal representative, attorney-in-fact or executor and one-half will be voted as directed by John R. Congdon or his personal representative, attorney-in-fact or executor. Any future sales or other disposition of such shares and the disposition of the proceeds of any sales will be determined by the Board of Directors of Leasing. We have entered into certain purchasing and vehicle repair and maintenance transactions with Leasing. See “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions.”

(3)
Includes 1,764 shares owned of record by the named shareholder, 10,000 shares obtainable upon exercise of stock options exercisable within 60 days (of which options to purchase 4,000 shares will expire if not exercised by November 5, 2002), 273,832 shares held as trustee of a revocable trust, 117,366 shares held as trustee or custodian for minor children of the shareholder, 777,633 shares through shared voting and investment rights as trustee under the Earl E. Congdon Intangible Trust, 103,000 shares through shared voting and investment rights as trustee under the Kathryn W. Congdon Intangible Trust, 78,504 shares through shared voting and investment rights by David S. Congdon’s wife as trustee of an irrevocable trust and 9,000 shares owned by Mr. Congdon’s wife.

(4)
Includes 777,633 shares through shared voting and investment rights as grantor of the Earl E. Congdon Intangible Trust, 41,667 shares through shared voting and investment rights as grantor of the Earl E. Congdon Family Trust and 103,000 shares owned beneficially by Earl E. Congdon’s wife through shared voting and investment rights under the Kathryn W. Congdon Intangible Trust with respect to which Earl E. Congdon disclaims beneficial ownership.

(5)
Includes 838,247 shares held as trustee of a revocable trust, 41,667 shares through shared voting and investment rights as trustee of the Earl E. Congdon Family Trust and 1,732 shares owned by John R. Congdon’s wife as trustee of a revocable trust for which John R. Congdon disclaims beneficial ownership.

(6)	Does not include any of the shares owned by Old Dominion Truck Leasing, Inc.
(7)
Based on information obtained from a Schedule 13G, dated February 14, 2002, filed with the Securities and Exchange Commission, Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 831,300 shares of our common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 831,300 shares, or 9.9%, of the common stock outstanding. Fidelity is located at 82 Devonshire Street, Boston, Massachusetts 02109.

(8)
Based on information obtained from a Schedule 13G dated January 30, 2002, filed with the SEC, Dimensional Fund Advisors Inc. (“Dimensional”), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is deemed to have beneficial ownership of 603,600 shares of our common stock as of December 31, 2001. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts. In its role as investment adviser or manager, Dimensional possesses voting and/or investment power over the Old Dominion shares owned by these entities. Dimensional disclaims beneficial ownership of such securities. Dimensional is located at 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(9)
Includes 1,764 shares owned of record by the named shareholder, 298,499 shares held as trustee of a revocable trust, 78,244 shares held as trustee or custodian for minor children of the shareholder, 71,973 shares through shared voting rights as trustee under the Karen C. Vanstory Irrevocable Trust, 47,467 shares held by Mrs. Congdon’s husband, John B. Yowell, as trustee of an irrevocable trust, 10,500 shares obtainable upon exercise of John B. Yowell’s stock options exercisable within 60 days and 9,420 shares owned by John B. Yowell.

(10)
Includes 9,420 shares owned of record by the named shareholder, 47,467 shares held by the shareholder as trustee of an irrevocable trust, 10,500 shares obtainable upon exercise of stock options exercisable within 60 days (of which options to purchase 4,500 shares will expire if not exercised by November 5, 2002), 1,764 shares owned of record by the named shareholder’s wife, Audrey L. Congdon, 298,499 shares held by Audrey L. Congdon as trustee of a revocable trust, 78,244 shares held by Audrey L. Congdon as trustee or custodian for minor children of the shareholder and 71,973 shares held by Audrey L. Congdon through shared voting rights as trustee under the Karen C. Vanstory Irrevocable Trust.

(11)	Includes 295,148 shares held as trustee of a revocable trust and 185,601 shares held as trustee or custodian for the benefit of the shareholder’s minor children.
(12)
Includes 1,200 shares owned of record by the named shareholder, 71,973 shares through shared voting and investment rights as grantor of an irrevocable trust, 117,366 shares held as trustee or custodian for minor children of the shareholder and 289,677 shares owned by the estate of the shareholder’s deceased husband.

(13)	Includes 244,958 shares held as trustee of a revocable trust and 190,908 shares held as trustee or custodian for the benefit of the shareholder’s minor children.
(14)	Includes 300,601 shares held as trustee of a revocable trust and 130,520 shares held as trustee or custodian for the benefit of the shareholder’s minor children.

(15)
Includes 974 shares owned of record by the named shareholder, 284 shares owned in our 401(k) plan, 12,000 shares obtainable upon exercise of stock options exercisable within 60 days (of which options to purchase 4,500 shares will expire if not exercised by November 5, 2002) and 100 shares owned by the shareholder’s wife.

(16)
Includes 800 shares owned of record by the named shareholder and 12,000 shares obtainable upon exercise of stock options exercisable within 60 days (of which options to purchase 4,500 shares will expire if not exercised by November 5, 2002).

(17)	Includes shares owned by Old Dominion Truck Leasing, Inc.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 25,000,000 shares of Common Stock, of which 8,326,240 shares were issued and outstanding immediately prior to this offering. Upon completion of this offering 10,275,364 shares will be issued and outstanding, assuming the underwriters do not exercise their over-allotment option.

The shares of common stock offered hereby, when sold, will be validly issued, fully paid and non-assessable, will have no conversion or preemptive rights, and will not be subject to redemption. In the event of liquidation, holders of common stock are entitled to receive pro rata all net assets. Holders of common stock are entitled to such dividends as our Board of Directors, in its discretion, may declare out of funds available therefor. The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Certain provisions of the Virginia Stock Corporation Act, or VSCA, may be deemed to have an anti-takeover effect. These provisions may delay or deter the removal of our directors or the assumption of control by shareholders.

The Control Share Acquisitions Act of the VSCA may make an unsolicited attempt to gain control of Old Dominion more difficult by restricting the right of specified shareholders to vote newly acquired large blocks of stock. The Control Share Acquisitions Act denies voting rights to any shares held by an acquiror not approved by our Board of Directors, unless a majority of disinterested shares votes to grant such rights in a shareholder resolution. Disinterested shares are shares not held by the acquiror, any officer of Old Dominion or any employee of Old Dominion who is also a director. The provisions of the Control Share Acquisitions Act apply when an acquiror acquires at least one-fifth of the total votes entitled to be cast in an election of directors.

In addition, the Affiliated Transactions Act of the VSCA may make it difficult to merge with or otherwise absorb a Virginia corporation acquired in a tender offer for three years after the acquisition. Pursuant to this statute, an acquiror would not be permitted to engage in an affiliated transaction with us for three years unless the transaction was approved by a majority, but not less than two, of our disinterested directors and two-thirds of our voting shares, other than shares beneficially held by the acquiror. After three years, the acquiror may engage in an affiliated transaction with us if the transaction is approved by two-thirds of our voting shares, other than shares beneficially held by the acquiror, the transaction is approved by a majority of disinterested directors or the acquiror pays a statutorily defined value for each class of our voting securities.

The Affiliated Transactions Act and the Control Share Acquisitions Act of the VSCA are only applicable to public corporations that have more than 300 shareholders. A corporation may provide in its articles of incorporation or bylaws that these provisions do not apply, but we have not done so. Our Board of Directors may, under specified circumstances, opt out of the provisions of the Control Share Acquisitions Act by amending our bylaws.

The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company, New York, New York.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2002, we and the selling shareholder have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Legg Mason Wood Walker, Incorporated

Total	3,045,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 455,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $     per share. The underwriters and selling group members may allow a discount of $     per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling shareholder	$	$	$	$
Expenses payable by the selling shareholder	$	$	$	$

We and the selling shareholder have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Our executive officers and directors and certain shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of common stock have been approved for listing on The Nasdaq Stock Market’s National Market subject to official notice of issuance, under the symbol “ODFL”.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•
In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the Selling Shareholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling Shareholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Selling Shareholder, will have no liability. In the case of an action for damages, we and the Selling Shareholder, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the share of common stock being offered hereby and certain other legal matters will be passed upon for us by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina. Certain legal matters in connection with this offering are being passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is included and incorporated by reference in this prospectus and registration statement. We have included our financial statements in the prospectus and elsewhere in the registration statement and incorporated our financial statements by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the SEC a registration statement on Form S-2 to register the securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, please refer to the registration statement and its exhibits. Our SEC filings may be inspected and copied at the SEC’s Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents can be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. These SEC filings are also available from the SEC’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

As provided by SEC rules, this prospectus incorporates by reference the following documents that we have filed with the SEC:

(1)  Our Annual Report on Form 10-K for the year ended December 31, 2001; and

(2)  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002.

The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed above.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Old Dominion Freight Line, Inc., 500 Old Dominion Way, Thomasville, North Carolina 27360, Attention: Corporate Secretary (telephone: (336) 889-5000).

OLD DOMINION FREIGHT LINE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$761	$585
Customer receivables, less allowances of $6,816 and $6,068, respectively	51,061	54,273
Other receivables	1,097	4,450
Tires on equipment	7,346	6,912
Prepaid expenses	12,728	12,499
Deferred income taxes	873	1,477

Total current assets	73,866	80,196
Property and equipment:
Tractors and trailers	204,416	198,131
Land and structures	117,570	90,469
Other equipment	42,851	38,430
Leasehold improvements	4,679	4,338

Total property and equipment	369,516	331,368
Less accumulated depreciation	(151,333)	(130,018)

Net property and equipment	218,183	201,350
Other assets	18,791	15,045

Total assets	$310,840	$296,591

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,799	$26,515
Compensation and benefits	9,942	11,298
Claims and insurance accruals	14,958	14,128
Other accrued liabilities	3,034	2,434
Income taxes payable	425	—
Current maturities of long-term debt	8,408	9,035

Total current liabilities	50,566	63,410
Long-term debt	90,014	74,507
Other non-current liabilities	12,840	12,295
Deferred income taxes	20,781	21,645

Total long-term liabilities	123,635	108,447
Shareholders’ equity:
Common stock—$.10 par value, 25,000,000 shares authorized, 8,312,840 shares outstanding at December 31, 2001 and December 31, 2000	831	831
Capital in excess of par value	23,907	23,907
Retained earnings	111,901	99,996

Total shareholders’ equity	136,639	124,734
Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$310,840	$296,591

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2001	2000	1999
	(In thousands, except share and per share data)
Revenue from operations	$502,239	$475,803	$426,385
Operating expenses:
Salaries, wages and benefits	306,361	283,121	258,900
Purchased transportation	18,553	19,547	14,504
Operating supplies and expenses	50,788	50,074	36,749
Depreciation and amortization	29,888	27,037	25,295
Building and office equipment rents	7,499	7,196	7,330
Operating taxes and licenses	20,525	18,789	17,699
Insurance and claims	13,229	12,465	10,200
Communications and utilities	9,623	8,488	7,532
General supplies and expenses	17,510	18,527	15,852
Miscellaneous expenses, net	3,538	3,806	4,268

Total operating expenses	477,514	449,050	398,329

Operating income	24,725	26,753	28,056
Other deductions:
Interest expense, net	5,899	4,397	4,077
Other (income) expense, net	(691)	(97)	522

Total other deductions	5,208	4,300	4,599

Income before income taxes	19,517	22,453	23,457
Provision for income taxes	7,612	8,757	9,056

Net income	$11,905	$13,696	$14,401

Basic and diluted earnings per share	$1.43	$1.65	$1.73

Weighted average shares outstanding:
Basic	8,312,840	8,312,840	8,312,457
Diluted	8,314,197	8,313,866	8,316,329

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common stock	Capital in excess of par value	Retained earnings	Total
	(In thousands)
Balance as of December 31, 1998	$831	$23,907	$71,899	$96,637
Net income	—	—	14,401	14,401

Balance as of December 31, 1999	831	23,907	86,300	111,038
Net income	—	—	13,696	13,696

Balance as of December 31, 2000	831	23,907	99,996	124,734
Net income	—	—	11,905	11,905

Balance as of December 31, 2001	$831	$23,907	$111,901	$136,639

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Cash flows from operating activities:
Net income	$11,905	$13,696	$14,401
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,888	27,037	25,295
Deferred income taxes	(260)	1,640	1,192
(Gain) loss on sale of property and equipment	(2,763)	27	243
Changes in assets and liabilities:
Customer and other receivables, net	6,565	(2,579)	(4,965)
Tires on equipment	(434)	(484)	(103)
Prepaid expenses and other assets	(970)	(2,972)	(1,923)
Accounts payable	(12,716)	3,571	1,594
Compensation, benefits and other accrued liabilities	(756)	(547)	2,701
Claims and insurance accruals	862	2,620	1,458
Income taxes payable	425	—	(499)
Other liabilities	513	153	595

Net cash provided by operating activities	32,259	42,162	39,989

Cash flows from investing activities:
Acquisition of business assets, net	(10,055)	—	(1,100)
Purchase of property and equipment	(43,614)	(63,083)	(35,992)
Proceeds from sale of property and equipment	6,706	2,053	2,943

Net cash used in investing activities	(46,963)	(61,030)	(34,149)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	52,563	1,626	553
Principal payments under long-term debt agreements	(10,693)	(10,629)	(9,537)
Net (payments) proceeds from revolving line of credit	(26,990)	27,675	3,265

Net cash provided by (used in) financing activities	14,880	18,672	(5,719)

Increase (decrease) in cash and cash equivalents	176	(196)	122
Cash and cash equivalents at beginning of period	585	781	659

Cash and cash equivalents at end of period	$761	$585	$781

Cash paid for interest was approximately $5,968,000, $5,553,000 and $4,802,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Interest of $232,000 and $1,031,000 was capitalized during 2001 and 2000, respectively.

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Significant Accounting Policies

Business

The Company is an inter-regional and multi-regional motor carrier transporting primarily less-than-truckload shipments of general commodities, such as consumer goods, textiles and capital goods, to a diversified customer base. The Company serves regional markets in the Southeast, Northeast, Midwest, South Central, and West regions of the country. Old Dominion also serves inter-regional routes connecting these geographic regions and major metropolitan markets throughout most of the continental United States.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions are eliminated in consolidation.

Segments

The Company operates one business segment, within the continental United States, and has no customer that exceeds 10% of its operating revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue and Expense Recognition

Operating revenue is recognized on a percentage of completion method based on average transit time. Expenses associated with operating revenue are recognized when incurred.

Allowance for Uncollectible Accounts

The Company maintains an allowance for uncollectible accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of customer receivables. Credit risk is generally diversified due to the large number of entities comprising the Company’s customer base and their dispersion across many different industries and geographic regions.

Cash and Cash Equivalents

The Company considers cash on hand and deposits in banks along with certificates of deposit and short-term marketable securities with original maturities of three months or less as cash and cash equivalents for the purpose of the statements of cash flows.

OLD DOMINION FREIGHT LINE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tires on Equipment

The cost of tires on equipment is amortized over the estimated tire life of 18 to 24 months.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation is provided by the straight-line method over the following estimated useful lives:

Structures	5 to 25 years
Tractors and trailers	2 to 12 years
Other equipment	2 to 10 years
Leasehold improvements	Lesser of 10 years or life of lease

Depreciation expense was $29,163,000, $26,615,000 and $24,842,000 for 2001, 2000 and 1999, respectively.

Intangible Assets

The excess cost over net assets acquired in connection with acquisitions is recorded in “Other Assets”. These intangible assets are amortized using a straight-line method over their estimated useful lives of 3 to 25 years. Accumulated amortization at December 31, 2001 and 2000 was $1,667,000 and $1,054,000, respectively.

Long-Lived Assets

The Company periodically assesses the realizable value of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Claims and Insurance Accruals

The Company is self-insured for bodily injury and property damage claims up to $250,000 per occurrence. Cargo claims are self-insured up to $100,000; however, after the first two losses exceed $100,000 in a policy year, the retention under the Company’s excess insurance policy is reduced to $50,000 per occurrence. The Company also is self-insured for workers’ compensation in certain states and has first dollar or high deductible plans in the other states.

Claims and insurance accruals reflect the estimated ultimate total cost of claims, including amounts for claims incurred but not reported, for cargo loss and damage, bodily injury and property damage, workers’ compensation, long-term disability and group health not covered by insurance. These costs are charged to insurance and claims expense except for workers’ compensation, long-term disability and group health, which are charged to employee benefits expense.

Advertising

The costs of advertising the Company’s products are generally expensed as incurred. Advertising costs charged to expense amounted to $ 1,555,000, $1,364,000 and $1,153,000 for 2001, 2000 and 1999, respectively.

OLD DOMINION FREIGHT LINE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share

Net income per common share is computed using the weighted average number of common shares outstanding during the period. The effect of dilutive employee stock options in Note 7 is immaterial to the calculation of diluted earnings per share for the years ended December 31, 2001, 2000 and 1999.

Fair Values of Financial Instruments

At December 31, 2001 and 2000, the carrying value of financial instruments such as cash and cash equivalents, customer and other receivables, trade payables and long-term debt approximated their fair values. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

Stock Based Compensation

Stock based compensation expense for the Company’s employee stock option plan is recognized under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Consistent with APB 25, the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant; therefore, no compensation expense is recognized. Pro forma information regarding net income and earnings per share required by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, is not significant.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001, and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company adopted SFAS No. 142 effective January 1, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived assets as of January 1, 2002 and has not yet determined what effect, if any, these tests will have on the earnings and financial condition of the Company.

In October 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, the Company will adopt this new accounting standard on July 1, 2002. The Company believes the adoption of SFAS No. 144 will not have a material impact on its financial statements.

Reclassifications

Certain amounts in prior years have been reclassified to conform with the current period presentation.

OLD DOMINION FREIGHT LINE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2.    Long-Term Debt

Long-term debt consisted of the following:

	December 31,
	2001	2000
	(In thousands)
Senior notes	$84,286	$41,143
Revolving credit facility	12,260	39,250
Equipment obligations, principal payable in monthly installments plus interest ranging from 6.26% to 6.90%	160	1,669
Capitalized lease obligations	1,716	1,480

	98,422	83,542
Less current maturities	8,408	9,035

	$90,014	$74,507

Senior notes consist of five individual debt agreements with interest rates ranging from 6.35% to 7.59%. The notes call for periodic principal payments with maturities ranging from 2002 to 2008.

On May 31, 2000 the Company entered into a $62,500,000 uncollateralized committed credit facility consisting of a $50,000,000 line of credit and a $12,500,000 line to support standby letters of credit. This facility has a term of three years that expires on May 31, 2003. Interest on the line of credit is charged at rates that vary based upon a certain financial performance ratio. The applicable interest rate for 2001 under this agreement was based upon LIBOR plus ..70% to .85%. A fee ranging from .20% to .25% was charged on the unused portion of the line of credit and fees ranging between .60% to .71% were charged on outstanding standby letters of credit. Effective May 7, 2001, the agreement was amended to decrease the line of credit from $50,000,000 to $20,000,000 for the remainder of the term. At December 31, 2001, there were $12,260,000 outstanding on the line of credit and $6,781,000 outstanding on the standby letter of credit facility.

On May 4, 2001, the Company entered into a $65,000,000 Note Purchase and Shelf Agreement with The Prudential Insurance Company of America (“Prudential”). Under this agreement, the Company issued senior notes totaling $50,000,000 to Prudential and its associates, all of which bear an interest rate of 6.93% and a maturity date of August 10, 2008. The notes call for quarterly interest payments beginning on August 10, 2001 and 10 semi-annual principal payments of $5,000,000 beginning on February 10, 2004. The proceeds from this agreement were used to reduce the outstanding balance on the Company’s revolving line of credit. The terms of the agreement allow the Company to authorize the issuance and sale of amounts not to exceed $15,000,000 in additional senior notes. The applicable interest rate and payment schedules for any new notes will be determined and mutually agreed upon at the time of issuance.

Both the Company’s senior notes and credit agreement limit the amount of dividends that may be paid to shareholders pursuant to certain financial ratios. At December 31, 2001, the Company’s debt instruments limited the amount of dividends that could be paid to shareholders to $21,627,000. The Company did not declare or pay a dividend on its common stock in 2001 and has no plans to declare or pay a dividend in 2002.

Equipment and capitalized lease obligations are collateralized by property and equipment with a net book value Book value of $1,941,000 at December 31, 2001.

OLD DOMINION FREIGHT LINE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2001, aggregate maturities of long-term debt are as follows:

(In thousands)
2002	$8,408
2003	6,692
2004	17,348
2005	16,607
2006	14,107
Thereafter	23,000

86,162
Borrowings outstanding under the revolving credit agreement	12,260

$98,422

Note 3.    Leases

The Company leases certain tractors and trailers and information systems under capital leases. These assets are included in property and equipment as follows:

	December 31,
	2001	2000
	(In thousands)
Tractors and trailers	$1,547	$599
Information systems	1,760	1,760

	3,307	2,359
Less accumulated amortization	(1,421)	(614)

	$1,886	$1,745

Future minimum annual lease payments as of December 31, 2001, are as follows:

	Capital leases	Operating leases	Total
	(In thousands)
2002	$983	$9,284	$10,267
2003	611	6,584	7,195
2004	249	2,300	2,549
2005	—	1,302	1,302
2006	—	909	909
Thereafter	—	668	668

Total minimum lease payments	1,843	$21,047	$22,890

Less amount representing interest	(127)

Present value of capitalized lease obligations	$1,716

Aggregate expense under operating leases approximated $11,680,000, $12,061,000 and $11,891,000 for 2001, 2000 and 1999, respectively.

OLD DOMINION FREIGHT LINE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4.    Income Taxes

The components of the provision for income taxes are as follows:

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Current:
Federal	$7,327	$6,691	$7,382
State	545	426	482

	7,872	7,117	7,864
Deferred:
Federal	(219)	1,381	1,005
State	(41)	259	187

	(260)	1,640	1,192

Total provision for income taxes	$7,612	$8,757	$9,056

Net cash paid for income taxes during 2001, 2000, and 1999 aggregated $4,340,000, $10,666,000, and $8,586,000, respectively.

A reconciliation of the statutory federal income tax rates with the Company’s effective income tax rates for 2001, 2000, and 1999 is as follows:

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Tax provision at statutory rate on income before income taxes	$6,831	$7,859	$8,210
State income taxes, net of federal benefit	327	450	435
Meals and entertainment disallowance	305	326	319
Other, net	149	122	92

Total provision for income taxes	$7,612	$8,757	$9,056

OLD DOMINION FREIGHT LINE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities consist of the following:

	December 31,
	2001	2000
	(In thousands)
Deferred tax assets:
Claims and insurance reserves	$9,855	$9,447
Allowance for doubtful accounts	2,659	2,367
Accrued vacation	1,969	1,742
Other	1,210	1,004

	15,693	14,560
Deferred tax liabilities:
Depreciation	27,235	26,431
Tires on equipment	2,988	3,020
Employee benefits	3,131	2,861
Other	2,247	2,416

	35,601	34,728

Net deferred tax liability	$19,908	$20,168

Note 5.    Related Party Transactions

The Company leases tractors and trailers and a service center facility from certain shareholders, employees and other affiliates under short-term operating leases. Lease payments to these affiliates of the Company were $781,000, $778,000 and $773,000 in 2001, 2000 and 1999, respectively.

The Company purchased fuel, equipment repairs and other services from an affiliate for which it paid $295,000, $248,000 and $197,000 in 2001, 2000 and 1999, respectively. Charges to the affiliate for rent, equipment repairs, fuel and other services provided by the Company were $23,000, $27,000 and $32,000 during 2001, 2000 and 1999, respectively.

Note 6.    Employee Retirement Plan Contribution Expense

Substantially all employees meeting certain service requirements are eligible to participate in the Company’s 401(k) employee retirement plan. Employee contributions are limited to a percentage of their compensation, as defined in the plan. The Company makes contributions based upon the greater of a percentage of employee contributions or ten percent of net income. Company contributions for 2001, 2000 and 1999 were $1,253,000, $1,370,000 and $1,440,000, respectively.

Note 7.    Stock Options

In 1991, the Board of Directors and shareholders adopted the 1991 Employee Stock Option Plan (“Plan”) under which 250,000 shares of common stock are reserved for stock option grants to certain officers and employees. Options granted under the Plan may be incentive stock options or nonqualified stock options. The Plan provides that options may be granted at prices not less than the fair market value on the date the option is granted, which means the closing price of a share of common stock as reported on the Nasdaq National Market on such day or the preceding day if the shares are not traded in the Nasdaq system on the grant day. On the date the option is granted, the Stock Option Plan Committee of the Board of Directors determines the period during

OLD DOMINION FREIGHT LINE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which the option may be exercised; however, under the terms of the Plan, the option period cannot extend more than ten years from the date on which the option is granted. Options may not be granted under the Plan after August 31, 2001. A summary of the changes in the number of common shares under option during the years ended December 31, 2001, 2000 and 1999 follows:

	Number of options	Per share option price	Weighted average exercise price
Balance as of December 31, 1998	177,500	$10.00-$19.25	$16.40
Granted	—	—	—
Exercised	(2,000)	$10.00	$10.00
Canceled	—	—	—

Balance as of December 31, 1999	175,500	$10.00-$19.25	$16.47
Granted	—	—	—
Exercised	—	—	—
Canceled	(27,000)	$10.00-$19.25	$17.06

Balance as of December 31, 2000	148,500	$10.00-$19.25	$16.37
Granted	—	—	—
Exercised	—	—	—
Canceled	(37,000)	$13.88	$13.88

Balance as of December 31, 2001	111,500	$10.00-$19.25	$17.19

At December 31, 2001 there were 111,500 options exercisable. The weighted average remaining contractual life of outstanding options is 2.0 years.

Note 8.    Acquisitions of Business Assets

On February 10, 2001, the Company purchased selected assets, consisting primarily of tractors and trailers and real estate, from Carter & Sons Freightway, Inc. of Carrollton, Texas. This acquisition consisted of cash outlays and the present value of assumed equipment leases totaling $10,055,000.

On January 12, 1999, Old Dominion acquired selected assets of Skyline Transportation, Inc.’s LTL operations for $1,100,000. This transaction was funded through cash outlays of $1,050,000 and through assumption of $50,000 in liabilities.

These acquisitions have been accounted for as purchase transactions and the results of operations have been included in the Company’s financial statements beginning on the date the acquisitions were consummated. The aggregate pro forma impact on the Company’s revenue from operations, operating income and earnings per share is not material to the consolidated results of operations.

Note 9.    Commitments and Contingencies

The Company is involved in various legal proceedings and claims that have arisen in the ordinary course of its business that have not been fully adjudicated. Many of these are covered in whole or in part by insurance. These actions, when finally concluded and determined, will not, in the opinion of management, have an adverse effect upon the financial position or results of operations of the Company.

OLD DOMINION FREIGHT LINE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10.    Quarterly Financial Information (Unaudited)

	Quarter
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)
2001
Revenue	$120,270	$128,605	$128,960	$124,404	$502,239
Operating income	3,205	6,037	7,681	7,802	24,725
Net income	1,001	3,097	3,659	4,148	11,905
Net income per share:
Basic and diluted	0.12	0.37	0.44	0.50	1.43
2000
Revenue	$112,799	$120,144	$122,385	$120,475	$475,803
Operating income	4,723	8,615	8,260	5,155	26,753
Net income	2,327	4,576	4,293	2,500	13,696
Net income per share:
Basic and diluted	0.28	0.55	0.52	0.30	1.65

Report of Independent Auditors

The Board of Directors and Stockholders
    Old Dominion Freight Line, Inc.

We have audited the accompanying consolidated balance sheets of Old Dominion Freight Line, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Dominion Freight Line, Inc. and subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Greensboro, North Carolina
January 29, 2002

OLD DOMINION FREIGHT LINE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30, 2002 (Unaudited)	June 30, 2001 (Unaudited)	June 30, 2002 (Unaudited)	June 30, 2001 (Unaudited)
	(In thousands, except share and per share data)
Revenue from operations	$139,669	$128,605	$266,816	$248,875
Operating expenses:
Salaries, wages and benefits	83,830	77,917	162,591	152,024
Purchased transportation	4,504	4,959	8,840	9,561
Operating supplies and expenses	13,694	13,560	25,559	26,262
Depreciation and amortization	7,741	7,521	15,195	14,809
Building and office equipment rents	1,904	1,847	3,719	3,815
Operating taxes and licenses	5,709	5,204	11,154	10,437
Insurance and claims	4,257	3,435	8,218	6,306
Communications and utilities	2,708	2,308	5,110	4,877
General supplies and expenses	5,256	4,602	10,013	8,759
Miscellaneous expenses, net	1,388	1,215	2,659	2,783

Total operating expenses	130,991	122,568	253,058	239,633

Operating income	8,678	6,037	13,758	9,242
Other deductions:
Interest expense, net	1,459	1,532	2,780	3,026
Other expense (income), net	70	(572)	153	(502)

Total other deductions	1,529	960	2,933	2,524

Income before income taxes	7,149	5,077	10,825	6,718
Provision for income taxes	2,788	1,980	4,222	2,620

Net income	$4,361	$3,097	$6,603	$4,098

Basic and diluted earnings per share	$0.52	$0.37	$0.79	$0.49
Weighted average shares outstanding:
Basic	8,316,674	8,312,840	8,314,904	8,312,840
Diluted	8,321,377	8,313,491	8,319,602	8,313,166

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2002 (Unaudited)	December 31, 2001
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,075	$761
Customer receivables, less allowances of $6,671 and $6,816, respectively	63,676	51,061
Other receivables	684	1,097
Tires on equipment	7,853	7,346
Prepaid expenses	6,105	12,728
Deferred income taxes	873	873

Total current assets	80,266	73,866
Property and equipment:
Tractors and trailers	218,590	204,416
Land and structures	127,016	117,570
Other equipment	48,855	42,851
Leasehold improvements	4,732	4,679

Total property and equipment	399,193	369,516
Less accumulated depreciation and amortization	(163,490)	(151,333)
Net property and equipment	235,703	218,183
Other assets	18,997	18,791

Total assets	$334,966	$310,840

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$22,973	$13,799
Compensation and benefits	14,250	9,942
Claims and insurance accruals	17,694	14,958
Other accrued liabilities	3,141	3,034
Income taxes payable	222	425
Current maturities of long-term debt	17,195	8,408

Total current liabilities	75,475	50,566
Long-term liabilities:
Long-term debt	81,328	90,014
Other non-current liabilities	14,100	12,840
Deferred income taxes	20,781	20,781

Total long-term liabilities	116,209	123,635
Stockholders’ equity:
Common stock—$.10 par value, 25,000,000 shares authorized, 8,316,740 outstanding	832	831
Capital in excess of par value	23,946	23,907
Retained earnings	118,504	111,901

Total stockholders’ equity	143,282	136,639
Commitments and contingencies	—	—

Total liabilities and stockholders’ equity	$334,966	$310,840

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2002 (Unaudited)	2001 (Unaudited)
	(In thousands)
Cash flows from operating activities:
Net income	$6,603	$4,098
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,195	14,809
Loss on sale of property and equipment	171	120
Changes in assets and liabilities:
Customer and other receivables, net	(12,202)	(4,922)
Tires on equipment	(507)	(72)
Prepaid expenses and other assets	6,413	5,681
Accounts payable	9,174	(6,843)
Compensation, benefits and other accrued liabilities	4,415	3,816
Claims and insurance accruals	3,844	67
Income taxes payable	(203)	739
Other liabilities	152	82

Net cash provided by operating activities	33,055	17,575

Cash flows from investing activities:
Acquisition of business assets, net	—	(9,385)
Purchase of property and equipment	(33,261)	(13,505)
Proceeds from sale of property and equipment	379	227

Net cash used in investing activities	(32,882)	(22,663)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	52,563
Principal payments under long-term debt agreements	(4,927)	(7,389)
Net proceeds (payments) on revolving line of credit	5,028	(37,775)
Proceeds from conversion of stock options	40	—

Net cash provided by financing activities	141	7,399

Increase in cash and cash equivalents	314	2,311
Cash and cash equivalents at beginning of period	761	585

Cash and cash equivalents at end of period	$1,075	$2,896

The accompanying notes are an integral part of these financial statements.

OLD DOMINION FREIGHT LINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

The accompanying unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments (consisting of normal recurring items) necessary for a fair presentation, in all material respects, of the financial position and results of operations for the periods presented. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

There have been no significant changes in the accounting policies of the Company, or significant changes in the Company’s commitments and contingencies as previously described in the 2001 Annual Report to Stockholders and related annual report to the Securities and Exchange Commission on Form 10-K.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives.

The Company adopted SFAS No. 142 effective January 1, 2002, the measurement date, and has completed the required analysis of the fair value of its single reporting unit compared to the carrying value as of that date. Based upon that analysis, the Company concluded that there was no impairment of the $10,663,000 of intangible assets included in “Other Assets” on the measurement date. The Company plans to complete a similar analysis in the fourth quarter of 2002. As a result of the adoption, quarterly amortization expense of $184,000 was not recognized in the first or second quarters of 2002.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, the Company adopted this new accounting standard on January 1, 2002. The Company has no indicators of impairment on its long-lived assets and therefore believes the adoption of SFAS No. 144 will not have any material effect on its financial statements.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, Obligations Associated with Disposal Activities (“SFAS 146”), which is effective for disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for a disposal obligation should be recognized and measured at its fair value when it is incurred. The Company has not determined what the effect of SFAS 146 will be on the earnings and financial position of the Company.

Related Party Transactions

On June 19, 2002, the Company entered into a real estate purchase contract to purchase a service center facility located in Greensboro, N.C. for $6,000,000 from an irrevocable trust created for the benefit of the

OLD DOMINION FREIGHT LINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

families of Earl E. Congdon and John R. Congdon, the Chairman and Vice Chairman of the Board of Directors, respectively. The property is currently leased to the Company on a month-to-month basis for $31,705, which will cease upon the closing of this contract in the third quarter of 2002.

Earnings Per Share

Net income per share of common stock is based on the weighted average number of shares outstanding during each period.

Subsequent Events

None

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following tables sets forth the expenses in connection with the offering, all of which will be borne by us:

SEC filing fee	$6,318
Nasdaq National Market fee	22,500
NASD filing fee	7,367
Accounting fees and expenses	50,000
Legal fees	100,000
Printing and engraving	50,000
Miscellaneous	13,815

Total	$250,000

Item 15.    Indemnification of Directors and Officers

Sections 13.1-696 through 13.1-704 of Virginia Stock Corporation Act (the “Act”) prescribe the conditions under which indemnification may be obtained by a present or former director or officers who incurs expenses or liability as a consequence of a legal proceeding arising out of his activities.

Mandatory Statutory Indemnification.    Under the Act, unless limited by its articles of incorporation, a Virginia corporation must indemnify a director or officer who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation. This mandatory indemnification covers reasonable expenses incurred in connection with the proceedings.

Permissive Statutory Indemnification.    A Virginia corporation may, but is not required by the Act to, indemnify a director or officer who the corporation determines has conducted himself in good faith and met a reasonable belief test regarding the challenged conduct. If he was acting in his official capacity, the director or officer must have believed the challenged conduct was in the corporation’s best interest; if he was acting otherwise, he must meet the test that he reasonably believed his conduct was not opposed to the corporation’s best interest; and, in the case of any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful. Notwithstanding those tests, however, statutory indemnification is prohibited where the individual is held liable to the corporation or where he is held liable on the basis of an improperly received personal benefit.

Court Orders for Advances, Reimbursements or Indemnification.    A director or officer who is made a party to a proceeding may apply for a court order directing the corporation to make advances or reimbursement for expenses or to provide indemnification. If the court determines that the individual is entitled to such advances, reimbursement or indemnification, the court must order the corporation to (i) make advances and/or reimbursement for expenses or to provide indemnification and (ii) to pay the individual’s reasonable expenses incurred to obtain the order. With respect to a proceeding by or in the right of the corporation, the court may order (i) indemnification of the individual to the extent of his reasonable expenses if it determines that, considering all the relevant circumstances, the individual is entitled to indemnification even though he was adjudged liable to the corporation and (ii) the corporation to pay the individual’s reasonable expenses incurred to obtain the order.

Voluntary Indemnification.    Notwithstanding the limits on statutory indemnification, a Virginia corporation may make any further indemnity, and may make additional provision for advances and reimbursement of expenses, to any director, officer, employee or agent that may be authorized by the corporation’s articles of incorporation, bylaws or a resolution of its shareholders, except an indemnity against (i) his willful misconduct, or (ii) a knowing violation of the criminal law. A Virginia corporation may, also, obtain insurance to protect its directors and officers from personal liability whether or not the corporation would have power to indemnify the individual against the same liability under the Act.

Our bylaws contain broad indemnification provisions covering our directors and officers. We have also purchased insurance providing for indemnification of our directors and officers.

Item 16.    Exhibits

Exhibit No.	Description

1	Form of Underwriting Agreement

4.1(a)	Specimen certificate of Common Stock

4.4(b)	Credit Agreement between First Union National Bank of North Carolina and Old Dominion Freight Line, Inc., dated June 14, 1995

4.4.1(b)	Form of note issued by Company pursuant to the Credit Agreement between First Union National Bank of North Carolina and Old Dominion Freight Line, Inc., dated June 14, 1995

4.4.2(c)	First Amendment to Credit Agreement between First Union National Bank of North Carolina and Old Dominion Freight Line, Inc., dated February 2, 1996

4.4.3(d)	Second Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank of North Carolina, dated April 29, 1996

4.4.4(d)	Third Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank of North Carolina, dated June 15, 1996

4.4.5(f)	Fourth Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank of North Carolina, dated April 22, 1997

4.4.6(i)	Fifth Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank of North Carolina, dated January 14, 2000

4.5(d)	Note Purchase Agreement between Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated June 15, 1996

4.5.1(d)	Forms of notes issued by Company pursuant to Note Purchase Agreement between Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated June 15, 1996

4.6(g)	Note Purchase Agreement between Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated February 25, 1998

4.6.1(g)
Forms of notes issued by Company pursuant to Note Purchase Agreement between Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated February 25, 1998

4.6.2(l)	Note Purchase and Shelf Agreement between Old Dominion Freight Line, Inc. and Prudential Insurance Company of America, dated May 1, 2001

4.6.8(m)	Loan Agreement between First Union Commercial Corp. and Old Dominion Freight Line, Inc., dated July 10, 2002

4.7.1(j)	Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank, dated May 31, 2000

4.7.2(k)	First Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank, dated February 1, 2001

Exhibit No.	Description

4.7.3(l)	Second Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank of North Carolina, dated May 31, 2001

4.7.4(m)	Third Amendment and Agreement between Wachovia Bank, National Association (formerly known as First Union National Bank) and Old Dominion Freight Line, Inc., dated May 31, 2002

5	Opinion of Womble Carlyle Sandridge & Rice, PLLC

10.4(a)	1991 Employee Stock Option Plan of Old Dominion Freight Line, Inc.

10.5(a)	Stock Option Agreement pursuant to the 1991 Employee Stock Option Plan of Old Dominion Freight Line, Inc. (included in Exhibit 10.4)

10.9(a)	E & J Enterprises Trailer Lease Agreement, effective August 1, 1991

10.9.1(e)	Extension of E & J Trailer Lease Agreement, effective August 1, 1996

10.9.2(h)	Extension of E & J Trailer Lease Agreement, effective August 1, 1999

10.15(c)	Lease Agreement between Robert A. Cox, Jr., Trustee, and Old Dominion Freight Line, Inc., dated October 31, 1995

10.16(m)	Real Estate Purchase Contract between Robert A. Cox, Jr., as trustee for the Earl E. Congdon and John R. Congdon Irrevocable Trust, and Old Dominion Freight Line, Inc., dated June 19, 2002

23.1	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5)

23.2	Consent of Ernst & Young LLP

24*	Power of Attorney

*	Previously filed.
(a)	Incorporated by reference to the exhibit of the same number contained in the Company’s registration statement on Form S-1 filed under the Securities Act of 1933 (SEC File: 33-42631)
(b)	Incorporated by reference to the exhibit contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1995
(c)	Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 1995
(d)	Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996
(e)	Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 1996
(f)	Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997
(g)	Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 1997
(h)	Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999
(i)	Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 1999
(j)	Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000
(k)	Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2000
(l)	Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001
(m)	Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002

Item 17.    Undertakings

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereon.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thomasville, State of North Carolina, on this 30th day of October, 2002.

OLD DOMINION FREIGHT LINE, INC.

By:	/s/ EARL E. CONGDON
Earl E. Congdon Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-2 has been signed below by the following persons on behalf of the registrant and in the capacities indicated on October 30, 2002:

/s/ EARL E. CONGDON	/s/ J. WES FRYE
Earl E. Congdon Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	J. Wes Frye Senior Vice President—Finance and Chief Financial Officer (Principal Financial Officer)

/s/ JOHN P. BOOKER, III	/s/ JOHN R. CONGDON*
John P. Booker, III Vice President—Controller (Principal Accounting Officer)	John R. Congdon Vice Chairman of the Board

/s/ DAVID S. CONGDON	/s/ JOHN R. CONGDON, JR.*
David S. Congdon Director, President and Chief Operating Officer	John R. Congdon, Jr. Director

/s/ JOHN A. EBELING*	/s/ FRANZ F. HOLSCHER*
John A. Ebeling Director	Franz F. Holscher Director

/s/ HAROLD G. HOAK*
Harold G. Hoak Director

*By:	/s/ JOEL B. MCCARTY, JR.
Joel B. McCarty, Jr. Attorney-in-Fact